Goldman Sachs Trust

Financial Square Funds

► Prime Obligations Fund

► Money Market Fund

► Treasury Obligations Fund

► Treasury Instruments Fund

► Government Fund

► Federal Fund

► Tax-Free Money Market Fund

ANNUAL REPORT
December 31, 2001



Financial Square Funds℠
Annual Report

Dear Shareholders:

We welcome the opportunity to provide you with a summary of the trends and key events that affected the economy and the Goldman Sachs Trust-Financial Square Funds during the one-year reporting period that ended December 31, 2001.

The Economy in Review

After a 10-year economic expansion — the longest in the country's history — growth in the U.S. rapidly declined throughout the year. In an attempt to prevent a recession, the Federal Reserve Board (the ''Fed'') lowered short-term interest rates on 11 separate occasions. By the end of the year, the federal funds rate (the rate U.S. banks charge each other for overnight loans) stood at 1.75%.

Despite the rationale that purports that lower interest rates spur investment, and in turn boost stock prices, the equity market did not soar on the heels of the looser monetary policy. This was mainly because there was simply not enough demand for companies' products and services to warrant new investments. In addition, the events of September 11 further shook the economy. By the fourth quarter, economists ''officially'' declared that the U.S. had entered a recession.

Bond Market Review

The global bond markets generated solid results during the year. This performance was driven by slowing economic growth, which was further exacerbated by the terrorist attacks in September. The U.S. bond market was the best performing of the major markets, due in part to the Fed's accommodative monetary policy. Two-year Treasury yields hit a 40-year low, as the Fed cut rates by 475 basis points during the year to stimulate the weakening economy. As a result, the short end of the curve led the bond market rally, with two-year yields falling by 207 basis points in 2001. 10-year and 30-year yields rallied during the year, but gave back most of their gains, and their yields ended the year roughly where they began.

European and UK bond markets largely mirrored U.S. Treasuries, as they also rose on the back of declining interest rates. Japanese bonds lagged other major markets, but delivered solid returns, as the Japanese economy continued to deteriorate and interest rates fell.

Strategy

Taxable — Looking ahead, Goldman Sachs economists expect the Fed to have a neutral monetary policy stance in 2002. Although the Fed's neutral stance would provide little change in the short-term market, we will continue to look for attractive opportunities on the yield curve to maintain the Funds' neutral to long WAMs (weighted average maturity). Looking forward, the Funds will seek to attain WAMs in the longer range of 40-55 days.

Tax-Exempt — The tax-exempt funds maintained WAMs at the midpoint of our ranges by buying selectively in the six-month and one-year sectors of the yield curve. Early January 2002 brought strong inflows back into the market, as cash from coupon payments and maturities was reinvested early in the month. Going forward, we will look to take advantage of opportunities on the yield curve as they present themselves, and remain watchful for any additional interest rate policy decisions made by the Fed.

Financial Square Funds℠
Annual Report

(continued)

Summary of Financial Square Funds Institutional Shares* as of December 31, 2001.

Financial Square Funds	SEC 7-Day Current Yield	SEC 7-Day Effective Yield	1-Month Simple Average Yield	Weighted Avg. Maturity (days)
Prime Obligations	2.12%	2.14%	2.15%	43
Money Market	2.14	2.17	2.17	47
Treasury Obligations	1.88	1.90	1.89	31
Treasury Instruments	1.73	1.74	1.82	39
Government	2.03	2.05	2.07	45
Federal	1.96	1.98	2.07	46
Tax-Free Money Market	1.58	1.59	1.45	49

Financial Square Funds offers five separate classes of shares (Institutional, Select, Preferred, Administration and Service), each of which is subject to different fees and expenses that affect performance and entitle shareholders to different services. The Select, Preferred, Administration and Service Shares offer service organizations the opportunity to receive a fee for providing administrative support. The Select Shares pay 0.03%, Preferred Shares pay 0.10%, Administrative Shares pay 0.25%, and the Service Shares pay 0.50%. If these fees were reflected in the above performance, performance would have been reduced. Past performance is no guarantee of future results. Yields will vary. An investment in the Financial Square Funds is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds. More complete information, including management fees and expenses, is included in the Financial Square Funds' prospectus, or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550. Goldman Sachs Financial Square Funds℠ is a service mark of Goldman, Sachs, & Co.

Economic Outlook

U.S. Treasury performance weakened as the reporting period drew to a close, as there were some indications that an economic recovery could occur early in 2002. Consumer confidence surged in December and durable orders, excluding transportation equipment, rose for a second consecutive month. The rise in consumer confidence — its first increase in six months — was the largest rise since February 1998, thus diminishing the likelihood of further interest rate cuts by the Fed.

In closing, we thank you for your continued support. As in the past, we will look for additional ways to improve our services, while seeking to provide competitive performance. We welcome your suggestions and questions and look forward to another productive year in 2002.

Goldman Sachs Money Market Management Team
January 11, 2002

Financial Square Prime Obligations Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—44.8%			
Asset Backed			
Asset Portfolio Funding Corp.			
$ 100,000,000	1.80%	01/11/2002	$ 99,950,000
98,921,000	1.86	01/16/2002	98,844,337
100,490,000	1.83	03/20/2002	100,091,557
50,628,000	2.47	03/21/2002	50,353,582
Blue Ridge Asset Funding			
100,000,000	2.03	01/04/2002	99,983,083
40,000,000	2.04	01/04/2002	39,993,200
35,000,000	2.25	01/04/2002	34,993,438
50,000,000	2.32	01/11/2002	49,967,778
113,114,000	1.85	01/15/2002	113,032,621
100,000,000	1.90	01/18/2002	99,910,277
341,000,000	1.91	01/18/2002	340,692,437
Centric Capital Corp.			
96,502,000	1.88	01/14/2002	96,436,486
18,500,000	2.12	01/29/2002	18,469,496
18,500,000	2.12	01/31/2002	18,467,317
19,000,000	2.07	02/21/2002	18,944,282
Ciesco L.P.			
100,000,000	1.90	01/04/2002	99,984,167
100,000,000	2.17	01/25/2002	99,855,333
Citibank Credit Card Issuance Trust			
100,000,000	2.07	01/09/2002	99,954,000
75,000,000	1.80	01/23/2002	74,917,500
100,000,000	1.92	01/24/2002	99,877,333
Corporate Receivables Corp.			
50,000,000	1.88	01/10/2002	49,976,500
125,000,000	2.34	01/10/2002	124,926,875
50,000,000	2.35	01/11/2002	49,967,361
50,000,000	2.05	01/17/2002	49,954,444
100,000,000	2.34	01/18/2002	99,889,500
100,000,000	2.10	01/22/2002	99,877,500
250,000,000	2.18	01/25/2002	249,636,667
100,000,000	1.88	02/15/2002	99,765,000
CXC, Inc.			
100,000,000	1.86	01/08/2002	99,963,833
100,000,000	1.92	01/10/2002	99,952,000
50,000,000	2.35	01/18/2002	49,944,514
75,000,000	1.88	02/08/2002	74,851,167
100,000,000	2.10	02/08/2002	99,778,333
22,500,000	3.38	02/28/2002	22,377,475
125,000,000	2.73	03/15/2002	124,308,021
Delaware Funding Corp.			
82,694,000	1.77	01/10/2002	82,657,408
75,130,000	1.83	01/16/2002	75,072,713
141,431,000	2.20	01/16/2002	141,301,355
100,000,000	1.89	01/22/2002	99,889,750
Eagle Funding Capital Corp.			
158,444,000	1.95	01/22/2002	158,263,770
79,025,000	2.23	01/25/2002	78,907,516
50,244,000	1.93	02/04/2002	50,152,417

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Asset Backed (continued)			
Eagle Funding Capital Corp. (continued)			
$ 150,742,000	1.94%	02/04/2002	$ 150,465,807
29,308,000	1.86	02/13/2002	29,242,887
44,575,000	1.93	02/20/2002	44,455,514
24,199,000	1.83	03/11/2002	24,114,122
Edison Asset Securitization Corp.			
200,000,000	1.84	01/17/2002	199,836,445
100,000,000	1.89	01/17/2002	99,916,000
400,000,000	2.17	01/25/2002	399,421,333
221,016,000	1.93	02/08/2002	220,565,741
200,000,000	2.06	02/15/2002	199,485,000
200,000,000	2.07	02/22/2002	199,402,000
Enterprise Funding Corp.			
38,085,000	2.08	01/08/2002	38,069,597
258,082,000	1.90	01/15/2002	257,891,306
150,794,000	1.90	01/18/2002	150,658,704
43,818,000	1.80	03/19/2002	43,649,301
Falcon Asset Securitization Corp.			
75,000,000	1.80	01/07/2002	74,977,500
44,865,000	2.02	01/07/2002	44,849,896
129,970,000	2.07	01/09/2002	129,910,214
94,429,000	1.96	01/14/2002	94,362,165
40,000,000	2.28	01/15/2002	39,964,533
200,000,000	2.09	01/17/2002	199,814,222
56,645,000	1.90	01/31/2002	56,555,312
FCAR Owner Trust Series I			
100,000,000	1.89	01/15/2002	99,926,500
100,000,000	1.89	01/16/2002	99,921,250
100,000,000	1.88	01/24/2002	99,879,889
75,000,000	1.81	02/12/2002	74,841,625
50,000,000	2.03	02/12/2002	49,881,583
100,000,000	2.03	02/22/2002	99,706,778
100,000,000	1.82	03/19/2002	99,610,722
Forrestal Funding			
70,157,000	1.78	01/25/2002	70,073,747
80,188,000	1.78	01/28/2002	80,080,949
201,601,000	1.88	03/14/2002	200,842,980
Intrepid Funding Notes			
111,695,000	2.41	01/03/2002	111,680,045
47,992,000	1.78	01/18/2002	47,951,660
89,283,000	1.78	01/22/2002	89,190,295
130,726,000	2.21	01/22/2002	130,557,472
76,756,000	2.05	01/25/2002	76,651,100
Jupiter Securitization Corp.			
124,651,000	2.08	01/09/2002	124,593,383
100,000,000	2.09	01/09/2002	99,953,556
117,000,000	2.11	01/09/2002	116,945,140
16,010,000	2.35	01/14/2002	15,996,414
19,967,000	2.12	02/01/2002	19,930,549
20,695,000	1.98	02/15/2002	20,643,780

The accompanying notes are an integral part of these financial statements.

Financial Square Prime Obligations Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Asset Backed (continued)			
Kittyhawk Funding Corp.			
$ 337,859,000	1.89%	01/22/2002	$ 337,486,511
Park Avenue Receivables Corp.			
95,779,000	1.80	01/11/2002	95,731,111
63,980,000	2.32	01/15/2002	63,922,276
38,480,000	1.90	01/22/2002	38,437,351
Preferred Receivables Funding			
95,000,000	2.07	01/07/2002	94,967,225
179,725,000	2.07	01/09/2002	179,642,326
239,929,000	1.90	01/22/2002	239,663,079
100,000,000	2.17	01/23/2002	99,867,389
75,000,000	1.86	02/06/2002	74,860,500
Receivables Capital Corp.			
86,057,000	2.00	01/11/2002	86,009,190
150,000,000	1.82	01/14/2002	149,901,417
59,859,000	2.35	01/14/2002	59,808,203
42,705,000	2.08	01/16/2002	42,667,989
118,440,000	2.17	01/28/2002	118,247,239
Stellar Funding Group, Inc.			
30,000,000	2.37	01/23/2002	29,956,550
10,000,000	2.37	01/29/2002	9,981,567
20,000,000	2.37	01/30/2002	19,961,817
20,162,000	1.95	02/14/2002	20,113,947
61,938,000	1.84	03/28/2002	61,665,748
Sweetwater Capital Corp.			
21,593,000	2.02	01/02/2002	21,591,788
27,196,000	2.36	01/09/2002	27,181,737
36,488,000	1.90	01/17/2002	36,457,188
34,631,000	3.57	01/23/2002	34,555,447
28,500,000	2.14	01/30/2002	28,450,869
Three Pillars Funding Corp.			
75,000,000	1.85	01/10/2002	74,965,313
13,788,000	2.36	01/10/2002	13,779,865
125,767,000	2.33	01/17/2002	125,636,761
141,047,000	1.93	01/18/2002	140,918,451
20,100,000	1.89	01/22/2002	20,077,840
Three Rivers Funding Corp.			
175,000,000	1.92	01/14/2002	174,878,667
43,620,000	1.89	01/16/2002	43,585,649
Triple-A One Funding			
60,021,000	2.03	01/08/2002	59,997,308
242,585,000	1.90	01/22/2002	242,316,135
Variable Funding Capital Corp.			
200,000,000	1.85	01/07/2002	199,938,333
50,000,000	1.89	01/17/2002	49,958,000
100,000,000	2.23	01/22/2002	99,869,917
WCP Funding Corp.			
50,000,000	1.83	01/04/2002	49,992,375
90,000,000	1.87	02/04/2002	89,841,050
100,000,000	1.94	02/15/2002	99,757,500

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Financial Services			
General Electric Capital International Funding			
$ 150,000,000	2.28%	01/24/2002	$ 149,781,500
500,000,000	2.11	01/29/2002	499,179,445
250,000,000	2.08	02/08/2002	249,451,111
Insurance Carriers			
General Electric Financial Assurances Holdings			
120,000,000	1.83	03/21/2002	119,518,100
Security and Commodity Brokers, Dealers and Services			
Morgan Stanley Dean Witter & Co.			
150,000,000	1.86	01/28/2002	149,790,750
Salomon Smith Barney			
250,000,000	1.87	01/11/2002	249,870,139
The Bear Stearns Cos., Inc.			
300,000,000	1.87	01/02/2002	299,984,417
200,000,000	2.20	01/04/2002	199,963,333
Total Commercial Paper and Corporate Obligations			$13,736,779,782
Bank and Medium-Term Notes—2.4%			
Citigroup, Inc.			
$ 50,000,000	7.45%	06/06/2002	$ 50,752,791
Firstar Bank, N.A.			
150,000,000	4.20	05/24/2002	150,000,000
General Electric Capital Corp.			
235,750,000	7.00	03/01/2002	236,454,921
Merrill Lynch & Co., Inc.			
67,750,000	5.71	01/15/2002	67,759,892
U.S. Bank, N.A.			
100,000,000	2.03	11/14/2002	99,991,373
Wells Fargo Bank, N.A.			
125,000,000	2.39	01/07/2002	125,000,000
Total Bank and Medium-Term Notes			$ 729,958,977
Certificates of Deposit—3.2%			
Chase Manhattan Bank, N.A.			
$ 300,000,000	1.85%	03/08/2002	$ 300,000,000
Citibank, N.A.			
305,000,000	2.17	01/30/2002	305,000,000
100,000,000	2.00	02/19/2002	100,000,000
100,000,000	1.84	03/11/2002	100,000,000
Firstar Bank, N.A.			
75,000,000	4.16	05/31/2002	74,997,002
National City Bank			
95,000,000	5.31	01/14/2002	94,999,327
Total Certificates of Deposit			$ 974,996,329

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificate of Deposit-Eurodollar—0.2%			
Citibank, N.A.			
$ 75,000,000	5.39%	01/18/2002	$ 75,000,000
Total Certificate of Deposit-Eurodollar			$ 75,000,000
U.S. Government Agency Obligations—26.5%			
Federal Home Loan Bank			
$ 48,780,000	2.29%	01/11/2002	$ 48,748,971
190,000,000	5.13	01/11/2002	190,004,008
100,000,000	5.12	01/16/2002	99,996,712
175,000,000	1.81#	01/20/2002	174,941,225
100,000,000	6.75	02/01/2002	100,123,771
95,000,000	5.05	02/05/2002	95,001,929
300,000,000	1.95#	02/19/2002	299,867,250
39,025,000	5.13	02/26/2002	39,119,191
85,200,000	6.75	05/01/2002	85,959,858
88,200,000	6.88	07/18/2002	89,558,001
15,000,000	6.25	11/15/2002	15,548,486
124,415,000	2.45	12/17/2002	124,415,000
130,000,000	2.35	12/20/2002	129,979,578
Federal Home Loan Mortgage Corp.			
102,763,000	2.29	01/10/2002	102,704,168
440,184,000	3.46	01/31/2002	438,914,803
89,708,000	3.33	02/28/2002	89,227,439
85,000,000	4.55	02/28/2002	84,376,903
173,600,000	3.99	05/23/2002	170,871,249
185,000,000	3.61	06/20/2002	181,846,264
60,000,000	3.62	06/20/2002	58,975,750
150,000,000	3.40	07/18/2002	147,195,000
164,052,000	2.01	10/10/2002	161,469,001
115,000,000	2.06	11/07/2002	112,960,028
190,000,000	2.13	12/05/2002	186,200,317
140,000,000	2.14	12/05/2002	137,187,089
Federal National Mortgage Association			
600,000,000	2.09	01/02/2002	599,965,167
525,000,000	2.30	01/03/2002	524,932,917
307,000,000	2.29	01/10/2002	306,824,242
196,865,000	2.26	01/11/2002	196,741,413
440,000,000	1.75#	01/15/2002	439,549,177
625,000,000	2.24	01/17/2002	624,377,778
175,000,000	3.37	02/07/2002	174,393,868
270,000,000	4.57	02/13/2002	268,527,787
15,000,000	4.54	02/22/2002	14,901,633
100,000,000	3.33	02/28/2002	99,463,903
180,000,000	2.23	03/28/2002	179,041,100
350,000,000	2.21	04/04/2002	348,001,792
60,000,000	3.95	05/17/2002	59,104,667
36,148,000	3.61	05/31/2002	35,604,274
100,000,000	6.75	08/15/2002	101,782,305
235,000,000	3.21	08/23/2002	230,104,362

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal National Mortgage Association (continued)			
$ 153,736,000	2.15%	11/01/2002	$ 150,944,837
95,000,000	2.15	11/29/2002	93,116,361
Student Loan Marketing Association			
110,000,000	3.61	06/14/2002	108,190,989
195,000,000	3.95	07/01/2002	194,967,476
Total U.S. Government Agency Obligations			$ 8,115,728,039
Variable Rate Obligations#—11.3%			
American Express Centurion Bank			
$ 100,000,000	2.01%	01/10/2002	$ 100,000,000
100,000,000	1.87	01/14/2002	100,000,000
100,000,000	1.90	01/24/2002	100,000,000
40,000,000	1.89	01/25/2002	40,000,000
BellSouth Telecommunications, Inc.			
200,000,000	2.04	03/04/2002	200,000,000
Cargill, Inc.			
50,000,000	2.58	01/07/2002	50,001,638
Ciesco L.P.			
200,000,000	1.87	01/14/2002	200,000,000
Citigroup, Inc.			
50,000,000	1.91	01/14/2002	50,000,000
Fleet National Bank			
95,000,000	2.27	01/03/2002	95,108,637
68,000,000	2.05	01/22/2002	68,042,393
200,000,000	2.37	01/30/2002	200,125,240
General Electric Capital Corp.			
50,000,000	2.11	01/07/2002	50,025,357
J.P. Morgan Chase & Co.			
18,000,000	2.20	01/07/2002	18,018,743
100,000,000	2.58	01/08/2002	100,103,355
55,000,000	2.13	01/11/2002	55,061,684
40,000,000	2.49	01/23/2002	40,020,429
50,000,000	2.55	01/25/2002	50,010,674
50,000,000	1.97	03/22/2002	50,026,732
Jackson National Life Global Funding			
100,000,000	1.94	01/22/2002	100,000,000
Merrill Lynch & Co., Inc.			
50,000,000	1.64	01/02/2002	50,000,000
100,000,000	1.65	01/02/2002	100,000,000
55,000,000	2.10	03/25/2002	55,034,591
Monumental Life Insurance†			
55,000,000	2.25	01/01/2002	55,000,000
Morgan Stanley Dean Witter & Co.			
500,000,000	1.96	01/02/2002	500,000,000
New York Life Insurance Co.†			
25,000,000	1.89	01/22/2002	25,000,000
50,000,000	2.14	02/28/2002	50,000,000
Pacific Mutual Life Insurance Co.†			
50,000,000	2.17	01/01/2002	50,000,000

The accompanying notes are an integral part of these financial statements.

Financial Square Prime Obligations Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Variable Rate Obligations (continued)			
SBC Communications, Inc.			
$ 175,000,000	1.84%	03/14/2002	$ 175,000,000
SMM Trust			
38,000,000	1.90	03/13/2002	38,000,000
SunAmerica Life Insurance Co.†			
100,000,000	2.27	02/01/2002	100,000,000
Travelers Insurance Co.†			
100,000,000	1.95	03/13/2002	100,000,000
U.S. Bank, N.A.			
59,500,000	2.19	01/08/2002	59,534,522
Wells Fargo & Co.			
375,000,000	2.05	01/07/2002	375,000,000
55,000,000	2.27	02/06/2002	55,072,318
Total Variable Rate Obligations			**$ 3,454,186,313**
Total Investments before Repurchase Agreements			**$27,086,649,440**
Repurchase Agreementsˆ*—11.6%			
Joint Repurchase Agreement Account I			
$ 255,800,000	1.68%	01/02/2002	$ 255,800,000
Joint Repurchase Agreement Account II			
3,300,000,000	1.78	01/02/2002	3,300,000,000
Total Repurchase Agreements			**$ 3,555,800,000**
Total Investments			**$30,642,449,440**

\# Variable rate security index is based on either Federal Funds, LIBOR or Prime lending rate.

ˆ At December 31, 2001, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2001.

† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Money Market Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—42.8%			
Asset Backed			
Amstel Funding Corp.			
$100,000,000	3.43%	02/06/2002	$ 99,657,000
150,000,000	2.34	03/04/2002	149,395,500
Asset Portfolio Funding Corp.			
80,268,000	1.80	01/11/2002	80,227,866
Asset Securitization Corp.			
93,000,000	2.08	01/11/2002	92,946,267
100,000,000	2.06	02/08/2002	99,782,555
Atlantis One Funding Corp.			
28,224,000	1.98	01/29/2002	28,180,535
109,623,000	1.83	03/28/2002	109,143,765
Bavaria TRR Corp.			
80,000,000	2.05	01/04/2002	79,986,333
Centric Capital Corp.			
120,000,000	1.89	01/16/2002	119,905,500
63,095,000	1.89	01/17/2002	63,042,000
Citibank Credit Card Issuance Trust			
75,000,000	1.90	01/24/2002	74,908,958
Corporate Receivables Corp.			
50,000,000	1.88	01/10/2002	49,976,500
100,000,000	2.07	02/06/2002	99,793,000
CXC, Inc.			
100,000,000	1.86	01/11/2002	99,948,333
Delaware Funding Corp.			
100,000,000	1.85	01/15/2002	99,928,056
300,000,000	1.89	01/22/2002	299,669,250
Edison Asset Securitization Corp.			
100,000,000	2.00	01/04/2002	99,983,334
100,000,000	1.89	01/17/2002	99,916,000
108,351,000	1.99	01/18/2002	108,249,180
100,000,000	2.06	02/15/2002	99,742,500
Enterprise Funding Corp.			
150,033,000	1.89	01/18/2002	149,899,096
Falcon Asset Securitization Corp.			
33,130,000	2.07	01/08/2002	33,116,665
FCAR Owner Trust Series I			
75,000,000	1.81	02/12/2002	74,841,625
Forrestal Funding			
110,000,000	2.06	01/07/2002	109,962,233
Intrepid Funding Notes			
192,083,000	2.35	01/04/2002	192,045,384
Jupiter Securitization Corp.			
138,435,000	2.09	01/07/2002	138,386,778
75,000,000	1.85	01/16/2002	74,942,188
Kittyhawk Funding Corp.			
100,000,000	1.89	01/23/2002	99,884,500

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Asset Backed (continued)			
Old Line Funding Corp.			
$100,000,000	2.00%	01/04/2002	$ 99,983,333
99,942,000	2.03	01/04/2002	99,925,093
36,206,000	2.03	01/09/2002	36,189,667
46,485,000	1.78	01/11/2002	46,462,016
21,064,000	1.95	01/17/2002	21,045,745
Park Avenue Receivables Corp.			
40,366,000	1.90	01/15/2002	40,336,174
69,000,000	1.90	01/25/2002	68,912,600
Receivables Capital Corp.			
150,000,000	1.82	01/14/2002	149,901,417
Rose One Plus			
111,650,000	2.13	01/28/2002	111,471,639
Sheffield Receivables Corp.			
100,000,000	1.89	01/15/2002	99,926,500
Steamboat Funding Corp.			
250,000,000	1.88	01/10/2002	249,882,500
Stellar Funding Group, Inc.			
41,629,000	1.95	01/25/2002	41,574,882
Thunder Bay Funding, Inc.			
50,091,000	2.04	01/04/2002	50,082,485
63,084,000	1.93	01/10/2002	63,053,562
27,409,000	2.08	01/10/2002	27,394,747
36,694,000	1.78	01/23/2002	36,654,085
64,349,000	1.79	02/08/2002	64,227,416
Tulip Funding Corp.			
26,916,000	1.82	01/10/2002	26,903,753
78,963,000	1.90	01/15/2002	78,904,655
149,217,000	2.02	03/01/2002	148,723,009
29,000,000	2.33	04/04/2002	28,825,444
WCP Funding Corp.			
75,000,000	1.90	02/04/2002	74,865,417
50,000,000	1.90	02/05/2002	49,907,639
Windmill Funding Corp.			
50,000,000	1.95	01/07/2002	49,983,750
25,000,000	2.01	01/07/2002	24,991,625
50,000,000	1.86	01/15/2002	49,963,834
32,853,000	1.90	01/15/2002	32,828,725
100,000,000	1.77	01/16/2002	99,926,250
50,000,000	2.05	01/30/2002	49,917,430
Commercial Banks			
Bank of Nova Scotia			
100,000,000	2.35	01/11/2002	99,934,861
Bank of Scotland			
100,000,000	2.25	04/04/2002	99,418,750
Banque Et Caisse D'Epargne et de Credit			
40,000,000	3.56	01/18/2002	39,932,755
100,000,000	1.91	02/12/2002	99,777,167

The accompanying notes are an integral part of these financial statements.

7

Financial Square Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Commercial Banks (continued)			
Banque Generale du Luxembourg			
$100,000,000	2.23%	04/08/2002	$ 99,399,139
DePfa Deutsche Pfandbriefbank AG			
200,000,000	2.22	01/24/2002	199,716,333
50,000,000	1.96	02/20/2002	49,863,889
80,000,000	1.83	03/11/2002	79,719,400
Dexia Delaware			
69,000,000	1.95	01/03/2002	68,992,525
80,000,000	2.17	01/23/2002	79,893,911
100,000,000	2.07	02/27/2002	99,672,250
60,000,000	1.80	03/11/2002	59,793,000
Fortis Funding LLC			
25,000,000	2.19	01/17/2002	24,975,667
25,000,000	2.19	01/22/2002	24,968,062
80,000,000	3.39	02/22/2002	79,608,267
Landesbank Schleswig-Holstein Girozentrale			
20,000,000	5.00	01/03/2002	19,994,445
25,000,000	3.72	01/07/2002	24,984,500
50,000,000	4.97	01/18/2002	49,882,653
55,000,000	4.08	05/07/2002	54,214,600
49,000,000	2.39	11/20/2002	47,949,263
Svenska Handelsbanken Inc.			
95,000,000	1.84	01/17/2002	94,922,311
Communications			
Telstra Corp., Ltd.			
64,275,000	1.94	02/07/2002	64,146,843
31,800,000	1.94	02/08/2002	31,734,880
Electronics, Electrical Equipment Company			
Siemens Capital Corp.			
50,000,000	2.25	04/16/2002	49,671,875
Financial Services			
General Electric Capital International Funding			
100,000,000	1.89	02/05/2002	99,816,250
100,000,000	2.04	02/07/2002	99,790,334
50,000,000	1.83	03/27/2002	49,783,958
Food & Kindred Products			
Nestle Capital Corp.			
80,000,000	1.85	03/01/2002	79,757,444
Insurance Carriers			
Aegon Funding Corp.			
130,000,000	1.82	03/22/2002	129,474,222
ING Bank N.V			
75,000,000	2.36	01/11/2002	74,950,834
Mortgage Banks			
AB Spintab			
125,000,000	2.07	02/21/2002	124,633,438
Savings Institutions			
Alliance & Leicester PLC			
50,000,000	3.44	02/15/2002	49,785,000
75,000,000	1.85	03/07/2002	74,749,479

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Security and Commodity Brokers, Dealers and Services			
Salomon Smith Barney Holdings, Inc.			
$125,000,000	1.87%	01/11/2002	$ 124,935,069
Total Commercial Paper and Corporate Obligations			$ 7,501,069,667
Bank and Medium-Term Notes-Eurodollar—3.6%			
AB Spintab			
$ 45,000,000	1.90%	03/25/2002	$ 45,003,882
Abbey National Treasury Services PLC			
20,000,000	2.46	01/16/2002	20,013,350
Alliance & Leicester PLC			
38,500,000	2.46	01/28/2002	38,553,006
ANZ Banking Group Ltd.			
50,000,000	2.48	01/07/2002	50,007,571
Bank of Scotland Treasury Services			
25,000,000	2.01	02/15/2002	25,000,000
Commonwealth Bank of Australia			
100,000,000	2.00	03/06/2002	100,099,280
Diageo Capital PLC			
25,000,000	2.40	01/22/2002	25,001,091
Investor AB			
100,000,000	1.98	03/22/2002	100,055,433
National Australia Bank, Ltd.			
50,000,000	2.02	02/19/2002	50,006,019
Statens Bostadsfinansier			
30,000,000	2.60	01/03/2002	30,006,467
112,500,000	2.10	02/19/2002	112,554,813
36,500,000	1.90	03/19/2002	36,509,368
Total Bank and Medium-Term Notes-Eurodollar			$ 632,810,280
Certificates of Deposit-Eurodollar—22.5%			
Abbey National Treasury Services PLC			
$250,000,000	3.75%	01/16/2002	$ 250,004,000
50,000,000	3.47	02/15/2002	49,997,809
150,000,000	3.50	02/20/2002	150,000,000
Alliance & Leicester PLC			
35,000,000	4.20	05/30/2002	35,000,695
Bank of Novia Scotia			
50,000,000	1.75	03/13/2002	49,995,021
Bank of Scotland			
100,000,000	1.76	03/14/2002	99,991,910
100,000,000	1.80	03/18/2002	99,995,681
195,000,000	2.43	04/02/2002	195,057,885
100,000,000	2.32	04/09/2002	100,000,000
125,000,000	2.23	04/23/2002	124,999,947
Barclays Bank PLC			
50,000,000	3.61	01/24/2002	50,000,000
50,000,000	5.13	02/13/2002	50,000,568
100,000,000	3.42	09/11/2002	100,013,587

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificates of Deposit-Eurodollar (continued)			
Bayerische Hypo-Vereins			
$100,000,000	2.39%	01/09/2002	$ 100,000,642
150,000,000	2.42	01/09/2002	150,001,957
150,000,000	2.43	04/04/2002	150,053,183
Bayerische Landesbank Girozent			
100,000,000	1.77	03/18/2002	99,991,518
BNP Paribas S.A.			
100,000,000	3.48	02/19/2002	100,006,485
50,000,000	2.17	11/05/2002	49,911,102
Commonwealth Bank of Australia			
50,000,000	4.25	05/24/2002	50,009,431
Credit Agricole Indosuez, Euro			
200,000,000	2.33	04/15/2002	200,028,230
Danske Bank A/S			
100,000,000	1.91	02/15/2002	99,995,012
Dresdner Bank AG			
100,000,000	2.03	02/08/2002	100,013,656
50,000,000	3.44	03/11/2002	50,013,168
100,000,000	1.80	03/18/2002	99,997,841
ING Bank N.V			
65,000,000	5.41	01/22/2002	65,000,000
100,000,000	3.56	02/11/2002	100,008,838
37,000,000	3.45	02/15/2002	36,997,651
75,000,000	1.80	03/18/2002	75,000,000
Landesbank Baden Wuerttemberg			
50,000,000	3.79	01/11/2002	50,000,807
200,000,000	2.18	01/31/2002	200,001,657
50,000,000	2.23	04/24/2002	50,000,000
Landesbank Hessen Thuringen			
43,000,000	4.12	05/09/2002	42,979,989
Lloyds Bank PLC			
100,000,000	2.43	03/28/2002	100,028,202
50,000,000	2.43	04/02/2002	50,014,917
100,000,000	2.35	04/04/2002	100,010,176
National Australia Bank, Ltd.			
$100,000,000	1.91	02/11/2002	100,001,133
50,000,000	2.49	03/25/2002	50,001,100
Norddeutsche Landesbank Girozentrale			
100,000,000	3.76	01/10/2002	100,000,717
100,000,000	3.46	03/11/2002	100,108,513
Svenska Handelsbanken, Inc.			
50,000,000	4.07	06/12/2002	50,008,549
Westdeutsche Landesbank Girozentrale			
70,000,000	4.03	06/13/2002	70,000,000
Total Certificates of Deposit-Eurodollar			**$ 3,945,241,577**
Certificates of Deposit-Yankeedollar—9.7%			
Abbey National Treasury Sevices PLC			
$100,000,000	2.35%	04/04/2002	$ 100,007,660

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificates of Deposit-Yankeedollar (continued)			
Bank of Nova Scotia			
$ 50,000,000	2.28%	04/18/2002	$ 50,001,469
Bayerische Landesbank, New York			
40,000,000	5.05	02/26/2002	40,011,706
Canadian Imperial Bank of Commerce			
50,000,000	4.06	07/12/2002	50,038,992
50,000,000	2.39	11/20/2002	49,940,946
Deutsche Bank, New York			
100,000,000	2.03	02/08/2002	100,007,284
Landesbank Baden Wuerttemberg			
75,000,000	5.27	01/09/2002	75,001,096
Landesbank Hessen Thuringen			
80,000,000	5.56	01/07/2002	80,000,126
87,500,000	5.45	01/08/2002	87,500,807
Merita Bank PLC			
65,000,000	2.15	11/06/2002	65,000,000
25,000,000	2.20	11/18/2002	25,000,000
Royal Bank of Scotland PLC			
100,000,000	2.45	04/02/2002	100,033,471
50,000,000	3.87	07/29/2002	49,991,649
25,000,000	2.39	11/20/2002	24,983,587
Societe Generale			
150,000,000	2.11	02/04/2002	150,001,409
40,000,000	1.90	02/08/2002	39,999,996
50,000,000	4.75	04/22/2002	50,375,073
Svenska Handelsbanken			
33,700,000	5.32	01/22/2002	33,700,000
100,000,000	5.05	02/04/2002	99,995,057
The Toronto-Dominion Bank			
35,000,000	3.86	06/21/2002	35,001,600
75,000,000	2.55	11/26/2002	74,993,320
UBS AG, Stamford			
50,000,000	3.83	06/25/2002	49,995,322
50,000,000	2.15	11/06/2002	50,000,000
50,000,000	2.17	11/18/2002	49,995,638
Westdeutsche Landesbank Girozentrale			
100,000,000	1.87	05/09/2002	100,000,000
75,000,000	2.03	11/13/2002	74,990,326
Total Certificates of Deposit-Yankeedollar			**$ 1,706,566,534**
U.S. Government Agency Obligations—5.5%			
Federal Home Loan Bank			
$100,000,000	1.81%#	01/22/2002	$ 99,966,414
100,000,000	1.95#	02/19/2002	99,955,750
Federal Home Loan Mortgage Corp.			
100,000,000	3.40	07/18/2002	98,130,000
35,000,000	2.06	11/07/2002	34,379,139

The accompanying notes are an integral part of these financial statements.

Financial Square Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost		Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)					**Variable Rate Obligations (continued)**			
Federal National Mortgage Association					SunAmerica Life Insurance Co.†			
$400,000,000	2.09%	01/02/2002	$ 399,976,778		$ 50,000,000	2.19%	01/02/2002	$ 50,000,000
100,000,000	1.75#	01/15/2002	99,897,540		Wells Fargo & Co.			
65,000,000	3.37	02/07/2002	64,774,865		100,000,000	2.05	01/07/2002	100,000,000
40,000,000	4.57	02/13/2002	39,781,895		Wells Fargo Bank, N.A			
30,000,000	3.95	05/17/2002	29,552,333		100,000,000	1.87	01/22/2002	100,000,000
Total U.S. Government Agency Obligations			$ 966,414,714		Westdeutsche Landesbank Girozentrale			
					100,000,000	1.87	01/31/2002	99,986,616
Variable Rate Obligations#—13.5%					**Total Variable Rate Obligations**			$ 2,364,651,788
ABN Amro Bank NV					**Total Investments before Repurchase Agreements**			$17,116,754,560
$350,000,000	1.99%	01/07/2002	$ 349,828,169					
Asset Securitization Corp.					**Repurchase Agreementsˆ*—2.1%**			
100,000,000	2.04	01/07/2002	99,997,472		Joint Repurchase Agreement Account I			
100,000,000	1.90	01/29/2002	100,000,000		$160,500,000	1.68%	01/02/2002	$ 160,500,000
Bank of America N.A.					Joint Repurchase Agreement Account II			
25,000,000	2.08	02/19/2002	25,004,640		210,000,000	1.78	01/02/2002	210,000,000
Bayerische Hypo-Vereins					**Total Repurchase Agreements**			$ 370,500,000
100,000,000	2.06	01/02/2002	99,962,466		**Total Investments**			$17,487,254,560
Bayerische Landesbank Girozent								
175,000,000	1.86	01/18/2002	175,000,000					
C.S. First Boston, Inc.								
100,000,000	1.65	01/02/2002	100,000,000					
150,000,000	1.68	01/02/2002	150,000,000					
150,000,000	2.10	02/20/2002	150,000,000					
Canadian Imperial Bank of Commerce								
100,000,000	1.61	01/02/2002	99,992,521					
100,000,000	2.06	01/02/2002	99,958,712					
Citigroup, Inc.								
100,000,000	1.91	01/14/2002	100,000,000					
Commerzbank, New York								
50,000,000	1.63	01/02/2002	49,996,260					
Deutsche Bank, New York								
200,000,000	2.06	01/02/2002	199,924,932					
Merrill Lynch & Co., Inc.								
50,000,000	1.65	01/02/2002	50,000,000					
New York Life Insurance Co.†								
25,000,000	1.89	01/22/2002	25,000,000					
40,000,000	2.14	02/28/2002	40,000,000					
SBC Communications, Inc.								
100,000,000	1.84	03/14/2002	100,000,000					

\# Variable rate security index is based on either Federal Funds, LIBOR or Prime lending rate.

ˆ At December 31, 2001, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2001.

† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Treasury Obligations Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—28.8%			
United States Treasury Bills			
$ 320,000,000	2.09%	01/17/2002	$ 319,702,756
200,000,000	1.99	01/31/2002	199,669,167
250,000,000	2.00	01/31/2002	249,584,375
150,000,000	1.78	02/07/2002	149,725,583
75,000,000	1.85	02/14/2002	74,830,417
100,000,000	1.78	02/21/2002	99,747,833
100,000,000	1.74	03/07/2002	99,685,833
United States Treasury Notes			
95,000,000	6.38	01/31/2002	95,134,677
175,000,000	6.50	02/28/2002	175,669,195
10,000,000	6.63	05/31/2002	10,118,542
125,000,000	6.38	06/30/2002	126,611,056
75,000,000	6.25	07/31/2002	76,101,873
100,000,000	5.88	09/30/2002	102,487,805
100,000,000	5.63	11/30/2002	103,115,835
110,000,000	5.13	12/31/2002	113,249,292
Total U.S. Treasury Obligations			**$1,995,434,239**
Total Investments before Repurchase Agreements			**$1,995,434,239**
Repurchase Agreements^*—71.1%			
ABN/AMRO, Inc.			
$ 225,000,000	1.55%	01/02/2002	$ 225,000,000
Maturity Value: $225,019,375			
56,000,000	2.02	01/31/2002	56,000,000
Maturity Value: $56,282,800			
Dated: 11/02/01			
Bear Stearns Cos., Inc.			
250,000,000	1.35	01/02/2002	250,000,000
Maturity Value: $250,018,750			
C.S. First Boston Corp.			
100,000,000	1.75	01/02/2002	100,000,000
Maturity Value: $100,009,722			
160,000,000	2.36	01/03/2002	160,000,000
Maturity Value: $160,964,978			
Dated: 10/03/01			
Goldman, Sachs & Co.			
275,000,000	1.68	01/02/2002	275,000,000
Maturity Value: $275,025,667			

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements (continued)			
Joint Repurchase Agreement Account I			
$2,665,600,000	1.68%	01/02/2002	$2,665,600,000
Lehman Brothers Holdings, Inc.			
260,000,000	1.50	01/02/2002	260,000,000
Maturity Value: $260,021,667			
Merrill Lynch & Co., Inc.			
75,000,000	1.50	01/02/2002	75,000,000
Maturity Value: $75,006,250			
200,000,000	1.70	01/02/2002	200,000,000
Maturity Value: $200,018,889			
Morgan Stanley Dean Witter & Co.			
275,000,000	1.40	01/02/2002	275,000,000
Maturity Value: $275,021,389			
Societe Generale			
225,000,000	1.65	01/02/2002	225,000,000
Maturity Value: $225,020,625			
UBS Warburg LLC			
160,000,000	2.36	01/03/2002	160,000,000
Maturity Value: $160,964,978			
Dated: 10/03/01			
Total Repurchase Agreements			**$4,926,600,000**
Total Investments			**$6,922,034,239**

^ At December 31, 2001, these agreements were fully collateralized by U.S. Treasury obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2001.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Treasury Instruments Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—99.3%			
United States Treasury Bills			
$ 1,800,000	1.60%	01/03/2002	$ 1,799,840
15,800,000	1.63	01/03/2002	15,798,569
3,000,000	1.68	01/03/2002	2,999,719
45,200,000	2.13	01/03/2002	45,194,662
81,300,000	2.15	01/03/2002	81,290,289
160,000,000	2.16	01/17/2002	159,846,400
22,300,000	1.97	01/24/2002	22,272,004
87,300,000	2.06	01/24/2002	87,185,104
45,800,000	1.77	01/31/2002	45,732,445
15,800,000	1.80	01/31/2002	15,776,300
75,100,000	1.78	02/07/2002	74,962,995
105,000,000	1.79	02/07/2002	104,806,829
19,100,000	1.81	02/07/2002	19,064,567
15,000,000	1.83	02/07/2002	14,971,864
16,000,000	1.68	02/14/2002	15,967,147
125,000,000	1.85	02/14/2002	124,717,361
89,200,000	1.86	02/14/2002	88,997,764
150,000,000	1.88	02/14/2002	149,655,333
66,700,000	1.90	02/14/2002	66,545,175
62,200,000	1.69	02/21/2002	62,051,523
22,000,000	1.78	02/21/2002	21,944,679
75,000,000	1.79	02/21/2002	74,810,344
47,500,000	1.92	02/21/2002	47,370,800
15,000,000	1.71	03/07/2002	14,953,823
10,000,000	1.68	03/21/2002	9,963,243
50,000,000	1.69	03/28/2002	49,798,736
27,400,000	1.70	03/28/2002	27,288,726

Total U.S. Treasury Obligations	$1,445,766,241
Total Investments	$1,445,766,241

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Government Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—63.6%			
Federal Farm Credit Bank			
$ 50,000,000	1.82%#	03/06/2002	$ 49,986,332
Federal Home Loan Bank			
50,000,000	1.51#	01/01/2002	49,989,428
80,000,000	1.96#	01/05/2002	80,000,000
75,000,000	1.94#	01/06/2002	75,000,000
48,000,000	5.50	01/08/2002	48,004,101
100,000,000	1.90#	01/09/2002	99,986,487
25,000,000	1.73#	01/15/2002	24,999,012
50,000,000	2.24#	01/21/2002	49,964,345
52,000,000	6.75	02/01/2002	52,068,656
20,000,000	4.98	02/05/2002	19,998,018
30,000,000	6.75	02/15/2002	30,060,569
50,000,000	1.95#	02/19/2002	49,977,875
30,000,000	1.70#	03/17/2002	29,973,807
42,580,000	2.41	04/24/2002	42,257,894
40,000,000	2.45	10/18/2002	40,012,313
50,000,000	6.38	11/15/2002	51,833,176
35,000,000	2.35	12/20/2002	34,994,502
Federal Home Loan Mortgage Corp.			
200,000,000	2.26	01/17/2002	199,799,111
100,000,000	3.50	01/18/2002	99,834,958
18,421,000	3.39	01/31/2002	18,368,961
51,844,000	3.46	01/31/2002	51,694,516
100,000,000	1.82	02/07/2002	99,812,945
45,000,000	4.55	02/28/2002	44,670,125
175,000,000	1.81	03/07/2002	174,429,670
45,368,000	2.24	03/28/2002	45,125,231
70,707,000	2.36	03/28/2002	70,308,369
50,000,000	3.96	05/23/2002	49,219,000
50,000,000	3.99	05/23/2002	49,213,083
40,000,000	3.62	06/20/2002	39,317,167
25,000,000	2.15	11/07/2002	24,537,153
50,000,000	2.14	12/05/2002	48,995,389
Federal National Mortgage Association			
100,000,000	1.51#	01/01/2002	99,983,663
100,000,000	1.52#	01/01/2002	99,984,153
600,000,000	2.09	01/02/2002	599,965,167
100,000,000	2.30	01/03/2002	99,987,222
100,000,000	1.89#	01/07/2002	99,954,471
100,000,000	1.75#	01/15/2002	99,910,341
75,000,000	1.79#	01/20/2002	74,975,261
150,000,000	1.79#	01/23/2002	149,991,799
40,000,000	3.39	01/24/2002	39,913,367
125,000,000	2.18#	01/25/2002	124,970,219
100,000,000	1.79#	01/26/2002	99,988,842
95,000,000	2.13#	01/27/2002	94,950,047
75,000,000	1.81#	01/29/2002	74,981,192
56,652,000	3.39	01/31/2002	56,491,958
45,000,000	3.46	01/31/2002	44,870,438
50,000,000	2.03#	02/02/2002	49,948,445
50,000,000	2.03#	02/05/2002	49,948,140
15,000,000	4.54	02/22/2002	14,901,633
50,000,000	3.33	02/28/2002	49,731,750
39,168,000	2.24	03/14/2002	38,992,527

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal National Mortgage Association (continued)			
$ 63,000,000	2.22%	03/28/2002	$ 62,665,890
100,000,000	2.33	03/28/2002	99,443,389
50,000,000	2.05	11/01/2002	49,134,444
75,282,000	2.37	11/15/2002	73,705,971
65,000,000	2.22	12/13/2002	63,613,117
Student Loan Marketing Association			
50,000,000	1.96	07/01/2002	49,507,278
50,000,000	3.76	07/16/2002	49,998,281
Total U.S. Government Agency Obligations			$4,356,941,198
Total Investments before Repurchase Agreements			$4,356,941,198
Repurchase Agreements^*—36.4%			
Joint Repurchase Agreement Account I			
$171,100,000	1.68%	01/02/2002	$ 171,100,000
Joint Repurchase Agreement Account II			
1,540,000,000	1.78	01/02/2002	1,540,000,000
UBS Warburg LLC			
180,000,000	2.08	01/30/2002	180,000,000
Maturity Value: $180,925,600			
Dated: 11/02/01			
100,000,000	2.16	01/30/2002	100,000,000
Maturity Value: $100,552,000			
Dated: 10/30/01			
300,000,000	1.87	02/07/2002	300,000,000
Maturity Value: $301,402,500			
Dated: 11/09/01			
200,000,000	1.75	03/14/2002	200,000,000
Maturity Value: $200,875,000			
Dated: 12/14/01			
Total Repurchase Agreements			$2,491,100,000
Total Investments			$6,848,041,198

\# Variable rate security index is based on either U.S. Treasury Bill, Federal Funds, LIBOR or Prime lending rate.

^ At December 31, 2001, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2001.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Federal Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—99.0%				**U.S. Government Agency Obligations (continued)**			
Federal Farm Credit Bank				Federal Farm Credit Bank (continued)			
$ 50,000,000	1.73%#	01/01/2002	$ 49,990,740	$ 15,000,000	1.71%	03/05/2002	$ 14,955,113
28,000,000	1.96#	01/01/2002	27,998,853	75,000,000	1.78	03/06/2002	74,762,667
150,000,000	1.47	01/02/2002	149,993,875	185,000,000	1.82#	03/06/2002	184,949,427
6,800,000	1.73	01/02/2002	6,799,673	20,000,000	1.71	03/11/2002	19,934,450
100,000,000	1.97#	01/02/2002	99,999,137	150,000,000	1.65	03/14/2002	149,505,000
130,000,000	1.98#	01/02/2002	129,993,612	75,000,000	1.68	03/14/2002	74,748,750
30,000,000	1.71	01/03/2002	29,997,150	35,000,000	1.70	03/18/2002	34,874,389
22,000,000	1.66	01/07/2002	21,993,913	23,000,000	1.71	03/20/2002	22,914,785
50,000,000	1.65	01/08/2002	49,983,958	75,000,000	1.71	03/21/2002	74,718,563
175,000,000	1.68	01/09/2002	174,934,667	72,000,000	2.41	04/01/2002	71,995,744
95,000,000	1.70	01/09/2002	94,964,111	44,000,000	1.83	04/11/2002	43,776,333
20,000,000	1.67	01/10/2002	19,991,650	59,005,000	5.25	05/01/2002	59,297,043
35,000,000	2.07	01/10/2002	34,981,888	20,000,000	3.95	05/28/2002	19,999,076
34,000,000	2.07	01/11/2002	33,980,450	35,000,000	4.00	06/03/2002	34,985,117
100,000,000	1.65	01/14/2002	99,940,417	27,809,000	1.91	08/16/2002	27,474,079
60,000,000	1.71	01/14/2002	59,962,950	36,935,000	3.45	09/04/2002	36,966,383
30,000,000	1.85	01/14/2002	29,979,958	7,700,000	1.96	09/13/2002	7,593,098
66,000,000	1.66	01/15/2002	65,957,393	393,500,000	1.65#‡	11/15/2002	393,500,000
95,000,000	1.76#	01/15/2002	94,988,283	20,000,000	2.15	11/15/2002	19,620,167
50,000,000	1.70	01/16/2002	49,964,583	60,000,000	2.22	11/15/2002	58,823,400
68,000,000	1.75	01/16/2002	67,950,417	Federal Home Loan Bank			
15,000,000	1.85	01/16/2002	14,988,438	150,000,000	1.72#	01/01/2002	149,943,794
19,000,000	2.06	01/17/2002	18,982,605	50,000,000	1.73#	01/01/2002	49,986,109
30,000,000	2.09	01/17/2002	29,972,133	200,000,000	1.97#	01/01/2002	199,996,679
22,000,000	2.06	01/18/2002	21,978,599	465,000,000	1.51#	01/02/2002	464,887,985
145,000,000	1.70	01/22/2002	144,856,208	330,000,000	1.99#	01/03/2002	329,840,765
101,000,000	2.01	01/23/2002	100,875,938	101,000,000	1.72	01/04/2002	100,985,523
30,000,000	1.70	01/24/2002	29,967,416	237,200,000	2.30	01/04/2002	237,154,537
80,000,000	2.01	01/24/2002	79,897,267	180,000,000	1.96#	01/05/2002	180,000,000
238,000,000	1.71	01/25/2002	237,728,680	100,000,000	1.97#	01/05/2002	100,000,000
100,000,000	2.15#	01/27/2002	99,965,814	150,000,000	1.94#	01/06/2002	150,000,000
30,000,000	1.73	01/28/2002	29,961,075	100,000,000	1.89#	01/07/2002	100,000,000
25,204,000	1.85	01/28/2002	25,169,029	60,000,000	5.50	01/08/2002	60,002,739
20,000,000	1.84	01/29/2002	19,971,378	115,000,000	1.90#	01/09/2002	114,984,460
17,000,000	1.74	01/30/2002	16,976,172	164,000,000	1.72	01/11/2002	163,921,644
50,000,000	2.03	01/31/2002	49,915,625	150,000,000	2.28	01/11/2002	149,905,000
60,000,000	6.63	02/01/2002	60,219,635	100,000,000	1.77#	01/14/2002	99,943,925
21,000,000	1.81	02/04/2002	20,964,102	305,000,000	1.73#	01/15/2002	304,988,694
25,000,000	1.83	02/05/2002	24,955,521	30,000,000	3.70	01/15/2002	29,956,833
50,000,000	1.86	02/12/2002	49,891,500	21,400,000	1.74	01/16/2002	21,384,485
37,000,000	2.01	02/12/2002	36,913,235	159,630,000	1.75	01/16/2002	159,513,603
80,000,000	1.83	02/13/2002	79,825,133	60,000,000	5.12	01/16/2002	59,998,027
30,000,000	1.68	02/14/2002	29,938,400	100,000,000	1.74	01/18/2002	99,917,833
33,000,000	1.68	02/15/2002	32,930,700	400,000,000	1.76	01/18/2002	399,667,556
100,000,000	1.82#	02/15/2002	99,981,424	98,300,000	2.13	01/18/2002	98,201,127
100,000,000	1.90	02/20/2002	99,736,111	70,000,000	3.49	01/18/2002	69,884,801
21,075,000	4.55	02/26/2002	20,925,836	150,000,000	2.24#	01/21/2002	149,893,034
536,200,000	1.94#‡	03/01/2002	536,200,000	19,000,000	2.10	01/22/2002	18,976,725
100,000,000	2.00	03/01/2002	100,000,000	20,000,000	4.88	01/22/2002	20,000,605
30,000,000	1.69	03/04/2002	29,912,683	425,000,000	1.76	01/23/2002	424,542,889
200,000,000	1.76	03/04/2002	199,393,778	175,000,000	1.78#	01/23/2002	174,941,527

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal Home Loan Bank (continued)			
$125,000,000	1.78%	01/25/2002	$ 124,851,667
87,000,000	2.11	01/25/2002	86,877,620
130,000,000	1.81#	01/26/2002	129,945,369
150,000,000	2.10#	01/30/2002	149,965,687
170,000,000	2.12#	01/30/2002	169,915,791
47,150,000	3.46	01/30/2002	47,018,772
60,000,000	3.47	01/30/2002	59,832,283
77,215,000	3.36	02/01/2002	76,991,924
19,687,000	3.37	02/01/2002	19,629,869
216,770,000	6.75	02/01/2002	217,104,372
105,000,000	4.98	02/05/2002	104,989,596
109,141,000	3.36	02/06/2002	108,774,361
48,383,000	1.82	02/08/2002	48,290,051
22,500,000	1.83	02/08/2002	22,456,537
70,000,000	2.23	02/13/2002	69,813,547
300,000,000	1.93	02/15/2002	299,276,250
33,370,000	6.75	02/15/2002	33,446,713
100,000,000	1.95#	02/19/2002	99,955,750
131,600,000	1.96	02/20/2002	131,241,756
100,000,000	1.97	02/22/2002	99,716,167
140,000,000	3.33	02/22/2002	139,326,600
100,000,000	1.88	02/26/2002	99,707,556
100,000,000	1.82	03/01/2002	99,701,722
25,000,000	1.86	03/01/2002	24,923,997
100,000,000	1.79	03/06/2002	99,681,778
90,000,000	1.72	03/08/2002	89,716,200
150,000,000	1.82#	03/11/2002	149,952,924
130,000,000	1.70#	03/17/2002	129,886,499
46,000,000	1.73	03/20/2002	45,828,075
200,000,000	1.72	03/22/2002	199,235,556
60,000,000	2.36	03/22/2002	59,685,333
18,820,000	4.50	03/26/2002	18,852,747
347,959,000	1.71	03/27/2002	346,554,116
95,250,000	2.20	03/27/2002	94,755,229
54,700,000	1.71	04/01/2002	54,466,158
59,263,000	2.20	04/01/2002	58,937,053
70,000,000	2.22	04/05/2002	69,594,233
133,000,000	6.75	05/01/2002	134,148,797
115,000,000	4.00	06/05/2002	115,008,415
70,000,000	6.88	07/18/2002	71,138,349
72,425,000	3.50	08/06/2002	72,402,481
60,000,000	2.45	10/18/2002	60,018,469
50,000,000	2.15	11/08/2002	49,071,319
100,000,000	2.45	12/17/2002	99,938,021
34,694,000	2.24	12/20/2002	33,931,966

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal Home Loan Bank (continued)			
$ 85,000,000	2.35%	12/20/2002	$ 84,986,647
90,000,000	2.25	12/27/2002	89,994,487
Student Loan Marketing Association			
230,000,000	2.25#	01/02/2002	229,990,194
83,000,000	2.25	01/04/2002	82,984,437
150,000,000	2.28	01/04/2002	149,971,500
100,000,000	2.29	01/04/2002	99,980,917
142,871,000	2.16	01/07/2002	142,819,566
167,575,000	1.80	01/25/2002	167,373,910
24,600,000	1.83	01/25/2002	24,569,988
100,000,000	2.03	01/25/2002	99,864,667
50,000,000	3.95	05/20/2002	49,238,396
58,000,000	3.61	06/14/2002	57,046,158
100,000,000	1.96	07/01/2002	99,014,556
35,000,000	3.95	07/01/2002	34,996,700
Tennesee Valley Authority			
70,000,000	1.71	01/15/2002	69,953,450
110,000,000	1.68	01/31/2002	109,846,000
104,000,000	1.70	02/08/2002	103,813,378
Total U.S. Government Agency Obligations			$16,059,159,222
U.S. Treasury Obligations—0.9%			
United States Treasury Bill			
$150,000,000	1.64%	01/03/2002	$ 149,986,333
Total U.S. Treasury Obligations			$ 149,986,333
Total Investments			$16,209,145,555

Variable rate security index is based on either U.S. Treasury Bill, Federal Funds, LIBOR or Prime lending rate.

‡ Federal Farm Credit Banks Funding Corporation issued Master Note Purchase Agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Alabama—1.9%			
Birmingham GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1)			
$ 5,700,000	2.25%	01/03/2002	$ 5,700,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 E (A-1/VMIG1)			
13,600,000	1.90	01/02/2002	13,600,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1)			
16,000,000	1.90	01/02/2002	16,000,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Series 1996 A (A-1)			
9,700,000	1.90	01/02/2002	9,700,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Series 1999 C (A-1/VMIG1)			
17,200,000	1.90	01/02/2002	17,200,000
Gadsden IDA PCRB for Alabama Power Co. Project Series 1994 (A-1/VMIG1)			
3,900,000	1.95	01/02/2002	3,900,000
Mobile City IDRB VRDN PCRB for Alabama Power Co. Series 1993 A (A-1/VMIG1)			
5,100,000	1.71	01/03/2002	5,100,000
			$ 71,200,000
Alaska—1.5%			
Alaska State Housing Finance Corp. VRDN Series 2000 B (A-1+/VMIG1)			
$ 33,300,000	1.70%	01/02/2002	$ 33,300,000
Alaska State Housing Finance Corp. VRDN RB for Governmental Purposes Series 2001 A (MBIA) (A-1+)			
24,800,000	1.75	01/03/2002	24,800,000
			$ 58,100,000
Arizona—1.1%			
Arizona School District TANS COPS Series 2001 (SP-1+/MIG1)			
$ 8,000,000	3.25%	07/31/2002	$ 8,031,928
Maricopa County VRDN PCRB Refunding for Arizona Public Service Co. Series 1994 C (Toronto Dominion Bank LOC) (A-1+/P-1)			
4,550,000	1.90	01/02/2002	4,550,000
Maricopa County VRDN PCRB Refunding for Arizona Public Service Co. Series 1994 F (Bank of America NT & SA) (A-1+/P-1)			
8,300,000	1.90	01/02/2002	8,300,000
Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (A-1+/VMIG1)			
20,245,000	1.67	01/02/2002	20,245,000
			$ 41,126,928

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California—3.2%			
Glendale California COPS VRDN for Police Building Project (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 7,400,000	1.50%	01/03/2002	$ 7,400,000
Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 A (FGIC) (A-1+/VMIG1)			
9,000,000	1.88	10/31/2002	9,000,000
Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 B (FGIC) (A-1+/VMIG1)			
9,000,000	1.88	10/31/2002	9,000,000
Los Angeles County GO TRANS (SP-1+/MIG1)			
25,000,000	3.75	06/28/2002	25,135,349
Los Angeles County Housing Authority Variable Rate MF Hsg. Refunding RB for Malibu Meadows Project Series 1998 B (FNMA) (A-1+)			
9,500,000	1.55	01/03/2002	9,500,000
Los Angeles County Schools Pooled Financing Program GO TRANS COPS Series 2001 A (FSA) (SP-1+)			
5,000,000	3.50	07/01/2002	5,040,068
Los Angeles Unified School District, CA, 2001-2002 TRANS (SP-1+/MIG1)			
8,080,000	4.00	07/23/2002	8,142,592
Los Angeles Wastewater Systems RB (Toronto Dominion/ Commerce Bank) (A-1+/P-1)			
5,500,000	2.60	01/11/2002	5,500,000
Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 A (A-1+/VMIG1)			
7,400,000	1.42	01/02/2002	7,400,000
Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 C (A-1+/VMIG1)			
7,600,000	1.42	01/02/2002	7,600,000
Oakland Joint Powers Financing Authority Lease VRDN RB Series 1998 A2 (FSA) (A-1/VMIG1)			
13,200,000	1.35	01/03/2002	13,200,000
Southern California Public Power Authority VRDN RB Refunding for Palo Verde Project Series 1996 C (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
16,370,000	1.35	01/02/2002	16,370,000
			$ 123,288,009
Colorado—0.2%			
Moffat County VRDN PCRB for Pacificorp Projects (A-1/VMIG1)			
$ 9,555,000	1.90%	01/02/2002	$ 9,555,000
Connecticut—0.3%			
Connecticut State Special Tax Obligation VRDN RB Second Lien Series 1990 1 (Commerzbank A.G. LOC) (A-1/VMIG1)			
$ 10,000,000	1.50%	01/02/2002	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Florida—6.9%			
Broward County MF Hsg. VRDN RB for Island Club Apartments Series 2001 A (FHLMC) (A-1+)			
$ 2,500,000	1.65%	01/03/2002	$ 2,500,000
Broward County MF Hsg. VRDN RB for Landings of Inverrary Apartments Series 1985 (FNMA) (MIG1)			
9,600,000	1.65	01/03/2002	9,600,000
Broward County MF Hsg. VRDN RB for Sanctuary Apartments Project Series 1985 (FNMA) (VMIG1)			
6,000,000	1.65	01/03/2002	6,000,000
Escambia County VRDN PRCB Refunding for Gulf Power Co. Project Series 1997 (A-1/VMIG1)			
20,700,000	1.90	01/02/2002	20,700,000
Florida Board of Education Eagle Tax Exempt Trust Series 20010901 (A-1+)			
26,850,000	1.71	01/03/2002	26,850,000
Florida Board of Education Eagle Tax-Exempt Trust Series 20010906 Class A COPS (A-1+)			
1,500,000	1.71	01/03/2002	1,500,000
Florida Department of Transportation Eagle Tax-Exempt Trust Series 96C 0903 (A-1+)			
12,750,000	1.71	01/03/2002	12,750,000
Florida Local Government Financing Commission Pooled CP Notes Series A (First Union National Bank LOC) (A-1/P-1)			
11,883,000	2.10	01/18/2002	11,883,000
4,100,000	2.50	02/04/2002	4,100,000
Hillsborough County IDA VRDN PRCB Refunding for Tampa Electric Power Co. Project Series 1990 (A/VMIG1)			
11,800,000	1.90	01/02/2002	11,800,000
Jackson County PCRB VRDN RB for Gulf Power Co. Project Series 1997 (A-1/VMIG1)			
1,930,000	1.95	01/02/2002	1,930,000
Jacksonville County Electric Authority VRDN Subordinated Electric Systems Series 2000 F (A-1+/VMIG1)			
11,400,000	1.80	01/02/2002	11,400,000
Jacksonville County Electric Authority VRDN RB Subordinated Electric Systems Series 2000 A (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
8,100,000	1.80	01/02/2002	8,100,000
Jacksonville County Electric Authority VRDN RB Subordinated Electric Systems Series 2000 B (Landesbank Hessen-Thueringen Girozentrale SPA) (A-1+/VMIG1)			
8,500,000	1.80	01/02/2002	8,500,000
Jacksonville County Electric Authority VRDN RB Subordinated Electric Systems Series 2001 B (Bank of America SPA) (A-1+/VMIG1)			
7,700,000	1.80	01/02/2002	7,700,000
Jacksonville County Electric Authority VRDN RB Subordinated Electric Systems Series 2001 C (Dexia Credit Local SPA) (A-1+/VMIG1)			
23,200,000	1.80	01/02/2002	23,200,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Florida (continued)			
Jacksonville Health Facilities Authority Hospital VRDN RB for Baptist Medical Center Project (First Union National Bank LOC) (A-1)			
$ 25,000,000	1.35%	01/03/2002	$ 25,000,000
Jacksonville Health Facilities CP Series 2001 A (MIG1)			
15,000,000	2.20	01/14/2002	15,000,000
Jacksonville Health Facilities CP Series 2001 B (MIG1)			
15,000,000	2.20	01/15/2002	15,000,000
Orange County Educational Facilities Authority VRDN RB for Rollins College Project Series 2001 (Bank of America N.A. LOC) (VMIG1)			
15,050,000	1.90	01/02/2002	15,050,000
Palm Beach County School Board COPS Floating Rate PA-658 Series 2000 A (A-1+)			
7,870,000	1.69	01/03/2002	7,870,000
Putnam County IDA Floating/Fixed Rate PCRB for Seminole Electric Series 1984 H-1 (NRU LOC) (A-1+/P1)			
3,300,000	2.10	01/02/2002	3,300,000
Putnam County IDA Floating/Fixed Rate PCRB for Seminole Electric Series 1984 H-2 (NRU LOC) (A-1+/P1)			
5,980,000	2.10	01/02/2002	5,980,000
Putnam County IDA Floating/Fixed Rate PCRB for Seminole Electric Series 1984 S (NRU LOC) (A-1+/P1)			
2,355,000	2.10	01/02/2002	2,355,000
Sunshine State Government Finance Commission CP Series F (A-1+/F-1+)			
4,400,000	2.55	01/11/2002	4,400,000
			$ 262,468,000
Georgia—8.1%			
Albany Dougherty Payroll Development Authority VRDN PCRB for Georgia Power Co. Series 1991 (A/VMIG1)			
$ 1,900,000	1.85%	01/01/2002	$ 1,900,000
Appling County IDA VRDN PCRB for Georgia Power Co. Series 1997 (A-1/VMIG1)			
11,800,000	1.95	01/02/2002	11,800,000
Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1997 (A-1+/VMIG1)			
18,500,000	1.90	01/02/2002	18,500,000
Burke County IDA PCRB VRDN for Georgia Power Co. Fifth Series 1995 (A-1/VMIG1)			
22,300,000	1.90	01/02/2002	22,300,000
Burke County IDA PCRB VRDN for Georgia Power Co. First Series 1992 (A-1/VMIG1)			
6,355,000	1.80	01/01/2002	6,355,000
Burke County IDA PCRB VRDN for Georgia Power Co. Fourth Series 1995 (A-1/VMIG1)			
4,300,000	1.95	01/02/2002	4,300,000
Burke County IDA PCRB VRDN for Georgia Power Co. Ninth Series 1994 (A-1/VMIG1)			
9,400,000	1.85	01/02/2002	9,400,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Georgia (continued)			
Burke County IDA PCRB VRDN for Georgia Power Co. Second Series 1995 (A/VMIG1)			
$ 4,500,000	1.90%	01/02/2002	$ 4,500,000
Burke County IDA PCRB VRDN for Oglethorpe Power Corp. Series 1994 A (FGIC) (A-1+/VMIG1)			
36,940,000	1.60	01/02/2002	36,940,000
Cobb County IDA PCRB VRDN for Georgia Power Co. Series 1991 (A/VMIG1)			
8,330,000	1.80	01/01/2002	8,330,000
Dekalb County Hospital Authority Anticipation Certificates for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1)			
3,540,000	1.65	01/02/2002	3,540,000
Dekalb Private Hospital Authority VRDN RB Anticipation Certificates for Children's Health Care System Project Series 1998 B (Suntrust Bank LOC) (VMIG1)			
12,000,000	1.60	01/02/2002	12,000,000
Effingham County IDA PCRB VRDN for Savannah Electric & Power Co. Series 1997 (A-1/VMIG1)			
5,400,000	1.90	01/02/2002	5,400,000
Floyd County IDA PCRB VRDN for Georgia Power Co. Plant Hammond Series 1996 (A-1/VMIG1)			
3,180,000	1.90	01/02/2002	3,180,000
Fulco Hospital Authority VRDN Revenue Anticipation Certificates for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1)			
19,850,000	1.65	01/02/2002	19,850,000
Metropolitan Atlanta Rapid Transportation Authority VRDN RB Series B (Bayerische Landesbank LOC/Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
35,350,000	1.50	01/02/2002	35,350,000
Monroe County IDA PCRB VRDN for Georgia Power Co. Plant First Series 1997 (A-1/VMIG1)			
3,300,000	1.90	01/02/2002	3,300,000
Municipal Electric Authority of Georgia CP RB Series 1997 B (A-1+/MIG1)			
9,000,000	1.75	01/16/2002	9,000,000
8,555,000	1.60	01/22/2002	8,555,000
Municipal Electric Authority of Georgia VRDN RB General Series 1985 C (Bayerische Landesbank Girozentrale) (A-1/VMIG1)			
17,700,000	1.60	01/02/2002	17,700,000
Municipal Electric Authority of Georgia VRDN RB Project One Series 1994 D (FSA/Dexia Public Finance Bank) (A-1+/VMIG1)			
17,600,000	1.60	01/02/2002	17,600,000
Municipal Electric Authority of Georgia VRDN RB Series 1985 B (Landesbank Hessen Thueringen Girozentrale LOC) (A-1+/VMIG1)			
17,000,000	1.25	01/02/2002	17,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Georgia (continued)			
Municipal Electric Authority RB VRDN Series 1994 E (FSA/Dexia Public Finance Bank) (A-1+/VMIG1)			
$ 15,000,000	1.60%	01/02/2002	$ 15,000,000
Private Colleges & University Facilities Authority VRDN RB for Emory University Series 2000 C (A-1+/VMIG1)			
5,000,000	1.50	01/02/2002	5,000,000
Putnam County IDA PCRB VRDN for Georgia Power Co. First Series 1996 (A/VMIG1)			
9,800,000	1.95	01/02/2002	9,800,000
Savannah Economic Development Authority VRDN PCRB Refunding for Savannah Electric & Power Project Series 1993 (A-1/VMIG1)			
2,785,000	1.80	01/01/2002	2,785,000
			$ 309,385,000
Hawaii—0.2%			
Honolulu City & County GO VRDN Series 2000 A (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/Aaa)			
$ 8,150,000	1.55%	01/02/2002	$ 8,150,000
Illinois—6.2%			
Chicago Illinois GO Tender Notes Series 2001 (Landesbank Hessen-Thueringen Gironzentrale LOC) (A-1+/VMIG1)			
$ 8,700,000	1.90%	10/31/2002	$ 8,700,000
Chicago Illinois GO Eagle Tax-Exempt Trust VRDN Series 20011301 Class A (FGIC) (A-1+)			
8,910,000	1.71	01/03/2002	8,910,000
Chicago Illinois Wastewater Transmission RB VRDN Merlots Series 2001 A125 (MBIA) (First Union National) (VMIG1)			
4,000,000	1.71	01/02/2002	4,000,000
City of Chicago Board Of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance Bank) (A-1+/VMIG1)			
10,000,000	1.60	01/03/2002	10,000,000
City of Chicago Board Of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance Bank SPA) (A-1+/VMIG1)			
12,500,000	1.70	01/03/2002	12,500,000
Evanston GO VRDN Maple Street Project Series 2000 A (VMIG1)			
18,500,000	1.60	01/03/2002	18,500,000
Evanston GO VRDN Maple Street Project Series 2000 C (VMIG1)			
5,400,000	1.60	01/03/2002	5,400,000
Evanston GO VRDN Maple Street Project Series 2000 D (VMIG1)			
5,000,000	1.60	01/03/2002	5,000,000
Illinois GO Eagle Tax-Exempt Trust VRDN Series 96C 1301 (A-1+)			
5,000,000	1.71	01/03/2002	5,000,000
Illinois Health Facilities Authority VRDN for Memorial Medical Center Series 1985 C (Kredietbank NV LOC) (VMIG1)			
4,310,000	1.65	01/03/2002	4,310,000

The accompanying notes are an integral part of these financial statements.

18

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Illinois (continued)			
Illinois Health Facilities Authority VRDN for Northwest Community Hospital Series 1995 (Bank One, N.A. SPA) (A-1/VMIG1)			
$ 16,400,000	1.70%	01/03/2002	$ 16,400,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One, N.A. LOC) (A-1/VMIG1)			
35,925,000	1.70	01/02/2002	35,925,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 D (Bank One, N.A. LOC) (A-1/VMIG1)			
29,900,000	1.70	01/02/2002	29,900,000
Illinois State GO VRDN Eagle Tax-Exempt Trust Series 96C 1305 Class A COPS (FGIC) (A-1/VMIG1)			
14,850,000	1.71	01/03/2002	14,850,000
Illinois State Sales Tax Revenue Series 2001 A102 (A-1+)			
7,955,000	1.71	01/02/2002	7,955,000
Illinois State Toll Highway Authority VRDN RB Series 1998 B (FSA) (F-1+/VMIG1)			
11,400,000	1.60	01/03/2002	11,400,000
Illinois State Toll Highway Priority VRDN Series 1993 B (MBIA) (Societe Generale LOC) (A-1+/VMIG1)			
25,200,000	1.55	01/02/2002	25,200,000
Metropolitan Pier Eagle Tax-Exempt Trust Series 2000 1307 (FGIC) (A-1+)			
10,205,000	1.71	01/03/2002	10,205,000
Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1992 (P1)			
1,000,000	1.70	01/02/2002	1,000,000
Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1993 (P1)			
1,900,000	1.70	01/02/2002	1,900,000
			$ 237,055,000
Indiana—2.0%			
Indiana Hospital Equipment Financing Authority VRDN Insured Series 1985 A (MBIA) (NBD Bank SPA) (A-1/VMIG1)			
$ 46,375,000	1.70%	01/02/2002	$ 46,375,000
Indiana TFA Eagle Tax-Exempt Trust Series 200011401 Class A (A-1+)			
6,515,000	1.71	01/03/2002	6,515,000
Indiana TFA Eagle Tax-Exempt Trust Series 20001401 (A-1+)			
14,800,000	1.71	01/03/2002	14,800,000
Warrick County VRDN PCRB for ALCOA Project Series 1992 (A-1)			
7,475,000	1.67	01/03/2002	7,475,000
			$ 75,165,000
Iowa—1.1%			
Chillicothe City VRDN PCRB for Midamerican Energy Co./Midwest Power Systems Series 1993 A (A-1/VMIG1)			
$ 2,400,000	1.80%	01/02/2002	$ 2,400,000
Iowa Financing Authority VRDN RB Refunding for Trinity Health Series 2000 D (Morgan Guaranty Trust SPA) (A-1+)			
28,815,000	1.60	01/03/2002	28,815,000
Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facility (A1+/VMIG1)			
12,500,000	1.65	01/03/2002	12,500,000
			$ 43,715,000
Kansas—0.2%			
Kansas State Department Transportation Highway VRDN RB Series 2000 C-2 (A-1+/VMIG1)			
$ 4,000,000	1.65%	01/02/2002	$ 4,000,000
Wyandotte County/Kansas City Unified Government GO Series 1998 (AMBAC) (Aaa/AAA)			
3,725,000	5.00	09/03/2002	3,794,670
			$ 7,794,670
Kentucky—0.6%			
Kentucky Economic Development Financing Authority Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 D (MBIA) (A-1+/VMIG1)			
$ 14,708,000	1.65%	01/02/2002	$ 14,708,000
Kentucky Interlocal School Transportation Association TRANS (SP-1+/MIG1)			
4,250,000	3.75	06/28/2002	4,270,767
Louisville & Jefferson County Eagle Tax-Exempt Trust Series 20011701 Class A COPS (A-1+)			
2,500,000	1.71	01/03/2002	2,500,000
			$ 21,478,767
Louisiana—3.0%			
Louisiana Offshore Terminal Authority VRDN RB Refunding for Deepwater Port First Stage Series 1992 A (A-1+/VMIG1)			
$ 9,550,000	1.90%	01/02/2002	$ 9,550,000
New Orleans Aviation Board RB Refunding Series 1993 B (MBIA) (A-1+/VMIG1)			
57,435,000	1.75	01/02/2002	57,435,000
New Orleans Aviation Board RB Refunding Series 1995 A (MBIA) (Credit Local de France SPA) (A-1+/VMIG1)			
9,335,000	1.75	01/02/2002	9,335,000
Saint Charles Parish VRDN PCRB for Shell Oil Co. Project Series 1995 (A-1+/VMIG1)			
7,000,000	1.90	01/02/2002	7,000,000
Saint James Parish Louisiana VRDN PCRB Refunding for Occidental Petroleum Series 1996 (Wachovia Bank of Georgia LOC) (P-1)			
18,700,000	1.55	01/02/2002	18,700,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Louisiana (continued)			
South Louisiana Commission Port VRDN RB for Occidental Petroleum Corp. Series 1996 (Wachovia Bank Georgia LOC) (P-1)			
$ 11,800,000	1.55%	01/02/2002	$ 11,800,000
			$ 113,820,000
Maryland—0.2%			
University of Maryland System Auxiliary Facility & Tuition P-Floats-PT 428 Series 1998 A (A-1+)			
$ 4,930,000	1.69%	01/03/2002	$ 4,930,000
Washington Suburban Sanitation District VRDN BANS Series 2001 (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
4,500,000	1.60	01/02/2002	4,500,000
			$ 9,430,000
Massachusetts—5.9%			
Massachusetts Health & Educational Facilities Authority VRDN RB for Boston University Series 1985 H (A-1+/VMIG1)			
$ 32,500,000	1.47%	01/02/2002	$ 32,500,000
Massachusetts Health & Educational Facilities Authority VRDN RB for Harvard University Series 2000 BB (A-1+/VMIG1)			
12,000,000	1.55	01/03/2002	12,000,000
Massachusetts State Water Resources Authority RB Refunding for Multi-Modal General Series 1999 B (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)			
48,300,000	1.35	01/02/2002	48,300,000
Massachusetts State Water Resources Authority VRDN RB for Multi-Modal-Sub. General Series 1997 A (AMBAC) (Bank of Nova Scotia SPA) (A-1/VMIG1)			
31,450,000	1.35	01/02/2002	31,450,000
Massachusetts VRDN GO Series 1998 B (Toronto Dominion Bank SPA) (A-1+/VMIG1)			
35,150,000	1.55	01/03/2002	35,150,000
Massachusetts VRDN GO Refunding Series 1998 A (Commerze Bank LOC) (A-1/VMIG1)			
26,000,000	1.55	01/03/2002	26,000,000
Massachusetts Water Resources Authority RB Refunding for Multi-Modal General Series 1998 D (FGIC) (A-1+/VMIG1)			
41,350,000	1.40	01/02/2002	41,350,000
			$ 226,750,000
Michigan—3.3%			
Detroit Sewage Disposal Revenue VRDN RB Second Lien Series 2001 E (FGIC) (A-1+/VMIG1)			
$ 18,000,000	2.12%	10/03/2002	$ 18,000,000
Michigan Building Authority Eagle Tax-Exempt Trust Series 20012204 Class A (A-1+)			
8,000,000	1.71	01/03/2002	8,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Michigan (continued)			
Michigan Municipal Bond Authority P-Floats-PT 396 Series 2000 (A-1+)			
$ 8,750,000	1.69%	01/03/2002	$ 8,750,000
Michigan Municipal Bond Authority RANS Series 2001 C-1 (SP-1+)			
10,000,000	3.50	08/22/2002	10,057,231
Michigan State Building Authority RB P-Floats-PT 398 Series 2000 (A-1+)			
6,605,000	1.69	01/03/2002	6,605,000
Michigan State Hospital Finance Authority VRDN RB Refunding for Trinity Health Series 2000 E (A-1+/VMIG1)			
46,400,000	1.60	01/03/2002	46,400,000
Michigan State Trunk Line Fund Series 1998 A-Eagle Tax-Exempt Trust Series 982202 Class A Certificates (A-1+)			
12,165,000	1.71	01/03/2002	12,165,000
Michigan State University VRDN RB General Series 2000 A (A-1+/VMIG1)			
5,000,000	1.50	01/02/2002	5,000,000
State of Michigan (A-1+/VMIG1)			
10,000,000	2.15	10/02/2002	10,000,000
			$ 124,977,231
Minnesota—1.2%			
City of Rochester MN Health Care Facilities Mayo Foundation Series 2001 A (A-1)			
$ 7,500,000	1.70%	01/29/2002	$ 7,500,000
City of Rochester, MN, Mayo Foundation Series 2000 B (A-1+)			
19,000,000	2.15	01/15/2002	19,000,000
Minnesota State Eagle Tax-Exempt Trust Series 20012301 Class A (A-1+)			
3,300,000	1.71	01/03/2002	3,300,000
University of Minnesota VRDN RB Cap Projects Series 1999 A (A-1+/VMIG1)			
15,000,000	1.50	01/02/2002	15,000,000
			$ 44,800,000
Mississippi—0.8%			
Mississippi Hospital Equipment & Facilities Authority VRDN RB for Mississippi Baptist Medical Center (VMIG1)			
$ 12,900,000	1.68%	01/03/2002	$ 12,900,000
Mississippi State GO Eagle Tax-Exempt Trust VRDN Series 20012402 Class A (A-1)			
11,000,000	1.71	01/03/2002	11,000,000
Mississippi State Highway RB for Series No. 39 Four Lane Highway Program (AAA/Aa1)			
5,000,000	4.50	06/01/2002	5,033,493
			$ 28,933,493

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Missouri—0.2%			
Missouri Environmental Improvement & Energy VRDN PCRB Refunding for Monsanto Co. Series 1993 (P1)			
$ 1,500,000	1.60%	01/02/2002	$ 1,500,000
Missouri Health & Educational Facility Authority RB for Washington University Series 1984 (A-1+/VMIG1)			
7,550,000	1.60	01/02/2002	7,550,000
			$ 9,050,000
Nevada—0.5%			
Clark County P-Floats PA 653 Series 2000 (FGIC) (A-1+)			
$ 5,765,000	1.69%	01/03/2002	$ 5,765,000
Clark County Nevada Eagle Tax-Exempt Trust Series 002801 Class A (A-1+)			
1,000,000	1.71	01/03/2002	1,000,000
Clark County Nevada Eagle Tax-Exempt Trust Series 962803 Class A (FGIC) (A-1+)			
8,345,000	1.71	01/03/2002	8,345,000
Las Vegas Valley Water Distribution CP Series A (A-1+)			
4,700,000	1.60	01/30/2002	4,700,000
			$ 19,810,000
New Jersey—1.3%			
New Jersey TRANS Series 2001 C (SP-1+/MIG1)			
$ 20,000,000	3.00%	06/14/2002	$ 20,091,464
New Jersey TRANS CP Series 2002 A (SP-1+/MIG1)			
10,000,000	2.10	01/09/2002	10,000,000
20,000,000	2.35	01/10/2002	20,000,000
			$ 50,091,464
New Mexico—0.4%			
Albuquerque NM VRDN RB (MBIA) (Bank of America N.A. SPA) (A-1+/MIG1)			
$ 9,080,000	1.70%	01/02/2002	$ 9,080,000
University of New Mexico University RB VRDN Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
7,500,000	1.75	01/02/2002	7,500,000
			$ 16,580,000
New York—12.6%			
East Northport Union Free School District GO TRANS Series 2001 (MIG1)			
$ 10,000,000	3.50%	06/28/2002	$ 10,041,980
Long Island Power Authority Electric System VRDN RB Subseries 1998 1A (Bayerische Hypo-UND Verinsbank LOC) (A-1/VMIG1)			
5,800,000	1.60	01/02/2002	5,800,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank LOC/State Street Bank Trust Co. LOC) (A-1+/VMIG1)			
$ 11,300,000	1.45%	01/02/2002	$ 11,300,000
Metropolitan Transportation Authority Dedicated Tax Fund P-Floats-PT 656 Series 2000 A (FGIC) (A-1+)			
2,625,000	1.46	01/03/2002	2,625,000
Nassau County Interim Finance Authority BANS Series 2001 A-1 (SP-1+/MIG1)			
13,000,000	3.75	03/14/2002	13,040,250
New York City GO RANS Series 2001 A (SP-1+/MIG1)			
119,000,000	3.00	04/12/2002	119,331,850
New York City GO VRDN Subseries 1993 E-5 (Morgan Guaranty Trust LOC) (A-1+/VMIG1)			
5,150,000	1.80	01/02/2002	5,150,000
11,650,000	1.90	01/02/2002	11,650,000
New York City Transitional Finance Authority Eagle Tax Exempt Trust Class A COPS (A-1+)			
2,890,000	1.49	01/03/2002	2,890,000
New York City Transitional Finance Authority BANS for City Recovery Series 2001 A (SP-1+/MIG1)			
44,020,000	3.25	10/02/2002	44,419,646
New York City Transitional Finance Authority BANS Series 2001 3 (SP-1+)			
74,000,000	2.75	11/13/2002	74,621,322
New York City Transitional Finance Authority VRDN Future Tax Secured Series 1999 A-2 (A-1+/VMIG1)			
29,300,000	1.50	01/02/2002	29,300,000
New York State Energy Research & Development Authority PCRB VRDN Refunding for New York State Electric & Gas Corp. Series 1994 D (Bank One Illinois N.A. LOC) (A-1/VMIG1)			
7,200,000	1.80	01/02/2002	7,200,000
New York State Energy Research & Development Authority PCRB VRDN CP for New York State Electric & Gas Corp. Series 1994 B (Mellon Bank LOC) (A-1+/VMIG1)			
1,100,000	1.95	01/02/2002	1,100,000
New York State Environmental Facilities Corp. RB Eagle Tax-Exempt Trust Series 1996 C3204 COPS (A-1+)			
10,300,000	1.49	01/03/2002	10,300,000
New York State Local Government Assistance Corp. RB VRDN Series 1995 F (Toronto Dominion Bank LOC) (A-1+/VMIG1)			
10,000,000	1.40	01/02/2002	10,000,000
New York State Power Authority RB VRDN Subseries 2000 1 (A+/VMIG1)			
12,200,000	1.45	01/02/2002	12,200,000
Triborough Bridge & Tunnel Authority BANS Series 2001 A-1 (SP-1+/MIG1)			
38,500,000	5.00	01/17/2002	38,536,174

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Triborough Bridge & Tunnel Authority RANS VRDN Refunding Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 37,500,000	1.50%	01/02/2002	$ 37,500,000
Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 1999 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
13,755,000	1.45	01/03/2002	13,755,000
Triborough Bridge & Tunnel Authority VRDN RB Refunding Series 2000 C (FSA) (Commerzbank A.G SPA) (A-1/VMIG1)			
7,000,000	1.40	01/02/2002	7,000,000
Triborough Bridge & Tunnel Authority VRDN RB Refunding Series 2000 D (FSA) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)			
12,000,000	1.40	01/02/2002	12,000,000
			$ 479,761,222
North Carolina—1.8%			
City of Greensboro COPS VRDN for Municipal Property Acquisition Project Series 1998 (A-1+/VMIG1)			
$ 7,000,000	1.60%	01/03/2002	$ 7,000,000
North Carolina Health Care Facilities VRDN RB Series 1999 (Wachovia Bank N.A. LOC) (A-1+)			
22,535,000	1.60	01/03/2002	22,535,000
North Carolina Medical Care Commission Hospital VRDN RB for Duke University Hospital Series 1985 B (A-1+/VMIG1)			
19,600,000	1.70	01/03/2002	19,600,000
North Carolina Medical Care Commission VRDN RB for Baptist Hospitals Project Series 2000 (Wachovia Bank N.A. LOC) (A-1+/VMIG1)			
20,000,000	1.62	01/02/2002	20,000,000
			$ 69,135,000
Ohio—1.7%			
Cuyahoga County Hospital VRDN RB for University Hospitals Health Systems, Inc. Series 1999 C (AMBAC) (A-1+/VMIG1)			
$ 6,400,000	1.60%	01/03/2002	$ 6,400,000
Hamilton County Hospital Facilities RB for The Health Alliance of Greater Cincinnati Series 1997 B (MBIA) (C.S. First Boston SPA) (A-1+/VMIG1)			
24,753,000	1.65	01/02/2002	24,753,000
Hamilton County Hospital Facilities RB for The Health Alliance of Greater Cincinnati Series 1997 F (MBIA) (C.S. First Boston SPA) (A-1+/VMIG1)			
4,600,000	1.65	01/02/2002	4,600,000
Ohio State Air Quality IDA VRDN Daily Convertible 12/8/95 Series 1985 A (Morgan Guaranty LOC) (A-1+)			
8,200,000	1.90	01/02/2002	8,200,000
Ohio State Air Quality IDA VRDN Daily Convertible 12/8/95 Series 1985 B (Morgan Guaranty LOC) (A-1+)			
5,800,000	1.90	01/02/2002	5,800,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Ohio (continued)			
Ohio State Air Quality IDA VRDN Refunding for Cincinnati Gas & Electric Series 1995 A (Barclays Bank PLC LOC) (A-1+/VMIG1)			
$ 7,400,000	1.90%	01/02/2002	$ 7,400,000
Ohio State GO Higher Education Capital Facilities Series 2000 B (AA+/Aa1)			
4,840,000	5.25	05/01/2002	4,874,208
Ohio State University General Receipts VRDN RB Series 1999 B-2 (A-1+/VMIG1)			
4,685,000	1.70	01/02/2002	4,685,000
			$ 66,712,208
Oregon—2.6%			
Oregon State GO VRDN Series 73-G (A-1+/VMIG1)			
$ 38,300,000	1.50%	01/02/2002	$ 38,300,000
Oregon State GO VRDN Series 73-H (A-1+/VMIG1)			
45,200,000	1.50	01/02/2002	45,200,000
Tri-County Metropolitan Transportation District VRDN RB for Interstate Max Project Series 2001 A (Bayerische Landesbank LOC) (A-1+/VMIG1)			
14,000,000	1.55	01/03/2002	14,000,000
			$ 97,500,000
Pennsylvania—1.5%			
Commonwealth of Pennsylvania GO Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (A-1+)			
$ 15,030,000	1.71%	01/03/2002	$ 15,030,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (A-1/VMIG1)			
3,500,000	1.60	01/02/2002	3,500,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (First Union National) (A-1+/VMIG1)			
18,140,000	1.60	01/02/2002	18,140,000
Pennsylvania GO Second Series 2001 (AA/Aa2)			
7,525,000	4.50	09/16/2002	7,651,194
Philadelphia Pennsylvania Hospitals & Higher Education Facilities Authority VRDN RB for Childrens Hospital of Philadelphia Project Series 1992 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
5,100,000	1.90	01/02/2002	5,100,000
Temple University of the Commonwealth RANS Systems of Higher Education University Funding Obligations Series 2001 (MIG1)			
6,000,000	4.00	05/08/2002	6,019,846
			$ 55,441,040

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—4.1%			
Puerto Rico Government Development Bank (A-1+)			
$ 26,239,000	1.60%	01/23/2002	$ 26,239,000
18,463,000	1.65	01/31/2002	18,463,000
10,000,000	1.45	03/21/2002	10,000,000
Puerto Rico TRANS Series 2001 (SP-1+/MIG1)			
103,345,000	3.00	07/30/2002	103,837,118
			$ 158,539,118
South Carolina—0.7%			
South Carolina State P-Floats-PT 225 (A-1+)			
$ 6,805,000	1.64%	01/03/2002	$ 6,805,000
South Carolina State Public Service Authority P-Floats-PT 594 Series 2001 (A-1)			
7,000,000	1.69	01/03/2002	7,000,000
South Carolina TRANS Eagle Tax-Exempt Trust Series 20014001 Class A (MBIA) (A-1+)			
7,000,000	1.71	01/03/2002	7,000,000
Spartanburg County School District #007 P-Floats-PT 1341 Series 2001 (A-1+)			
5,400,000	1.69	01/03/2002	5,400,000
			$ 26,205,000
Tennessee—3.0%			
Blount County IDB VRDN PCRB Refunding for ALCOA Series 1992 (A-1)			
$ 2,450,000	1.65%	01/03/2002	$ 2,450,000
City of Memphis GO CP Series 2001 (A-1+/P-1)			
14,800,000	1.45	01/08/2002	14,800,000
7,500,000	1.50	01/09/2002	7,500,000
10,000,000	2.45	01/11/2002	10,000,000
Knoxville Utilities Board VRDN RB Subordinate Electric System Notes (FSA) (A-1+/VMIG1)			
1,775,000	1.90	01/02/2002	1,775,000
Knoxville Utilities Board VRDN RB Subordinate Gas System Notes Series 2000 (Suntrust Bank SPA) (FSA) (A-1+/VMIG1)			
8,000,000	1.90	01/02/2002	8,000,000
Knoxville Utilities Board VRDN RB Subordinate Water System Notes (FSA) (Suntrust Bank SPA) (A-1+/VMIG1)			
9,200,000	1.90	01/02/2002	9,200,000
Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series B (A-1+/VMIG1)			
23,740,000	1.60	01/03/2002	23,740,000
Sevier County Public Building Authority RB for Local Government Improvement Series 1999 F (AMBAC) (VMIG1)			
26,700,000	1.65	01/03/2002	26,700,000
Shelby Eagle Tax-Exempt Trust Series 2014202 Class A COPS (A-1+)			
12,000,000	1.71	01/03/2002	12,000,000
			$ 116,165,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas—13.1%			
City of Houston Texas Water & Sewer System CP Notes Series A (A-1+/P-1)			
$ 12,500,000	2.15%	01/10/2002	$ 12,500,000
5,000,000	1.50	01/17/2002	5,000,000
10,000,000	1.60	01/24/2002	10,000,000
10,000,000	1.65	02/21/2002	10,000,000
City of Houston Texas GO CP Series C (A-1+/P-1)			
6,750,000	1.65	01/31/2002	6,750,000
City of San Antonio Electric & Gas System Series 1997 SG 105 (A-1+)			
20,200,000	1.69	01/03/2002	20,200,000
Coastal Bend Health Facilities Development Corp. VRDN Incarnate Word Health System RB Series 1998 B (AMBAC) (F-1+)			
18,700,000	1.72	01/02/2002	18,700,000
Cypress Fairbanks Texas Independent School District Merlots Series A129 (A-1+)			
10,000,000	1.71	01/02/2002	10,000,000
Gulf Coast Waste Disposal Authority PCRB Variable Refunding for Amoco Oil Co. Series 1992 (A-1+/VMIG1)			
10,000,000	1.85	01/02/2002	10,000,000
Harris County GO VRDN RB Toll Road Series 1994 B (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
8,325,000	1.60	01/02/2002	8,325,000
Harris County GO VRDN RB Toll Road Series 1994 G (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
24,000,000	1.50	01/02/2002	24,000,000
Harris County GO VRDN RB Toll Road Series 1994 H (A-1+/VMIG1)			
48,500,000	1.50	01/02/2002	48,500,000
Harris County Health Facilities Development Corp. RB Variable for Methodist Hospital Series 1994 (A-1+)			
12,425,000	1.90	01/02/2002	12,425,000
Harris County Health Facilities Development Corp. VRDN RB for St. Luke's Episcopal Hospital Series 2001 B (A-1+)			
59,050,000	1.90	01/02/2002	59,050,000
Red River Texas Education Financing VRDN RB for Texas Christian University Project Series 2000 (VMIG1)			
28,000,000	1.50	01/02/2002	28,000,000
Richardson Texas Independent School District GO TRANS Series 2001 (SP-1+)			
19,000,000	3.25	08/30/2002	19,094,842
San Antonio Electric & Gas RB Refunding Series 1998 A (AA/Aa1)			
7,500,000	5.00	02/01/2002	7,511,174
San Antonio Electric & Gas System CP Notes Series A (A-1+/P-1)			
15,000,000	2.15	01/16/2002	15,000,000
6,000,000	1.65	02/26/2002	6,000,000
Texas Public Finance Authority Series 1993 A (A-1+/P-1)			
6,250,000	1.65	05/02/2002	6,250,000
21,745,000	1.70	05/02/2002	21,745,000

The accompanying notes are an integral part of these financial statements.

Financial Square Tax-Free Money Market Fund (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas (continued)			
Texas State TRANS Series 2002 A-L32 (SP-1+/MIG1)			
$122,850,000	3.75%	08/29/2002	$ 123,946,260
Texas Water Development Board RB State Revolving Fund Senior Lien Series 1992 (AAA/Aaa)			
6,000,000	5.80	07/15/2002	6,117,242
University Of Texas Systems Revenue Finance Systems (A-1+/P-1)			
5,000,000	1.65	05/23/2002	5,000,000
7,500,000	1.65	06/10/2002	7,500,000
			$ 501,614,518
Utah—2.8%			
Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (A-1+/VMIG1)			
$ 19,910,000	1.65%	01/02/2002	$ 19,910,000
Central Water Conservancy District GO VRDN Tender Option Bonds Series 1998 F (AMBAC) (A-1+/VMIG1)			
15,110,000	1.65	01/02/2002	15,110,000
Intermountain Power Agency Series 85E (AMBAC) (A-1+/VMIG1)			
5,000,000	1.45	01/14/2002	5,000,000
8,600,000	1.60	01/28/2002	8,600,000
State of Utah Highway Bonds Series 1999 C (A-1+/VMIG1)			
44,700,000	1.50	01/03/2002	44,700,000
University of Utah University VRDN RB for Auxiliary & Campus Facilities Series 1997 A (A-1/VMIG1)			
12,620,000	1.60	01/02/2002	12,620,000
			$ 105,940,000
Virginia—1.0%			
Fairfax County Virginia IDA VRDN for Health Care Inova Health Systems Series 2000 (A-1+/VMIG1)			
$ 17,200,000	1.65%	01/02/2002	$ 17,200,000
Roanoke IDA RB for Roanoke Memorial Hospitals Series 1995 A (A-1/VMIG1)			
8,000,000	1.90	01/02/2002	8,000,000
Roanoke IDA RB for Roanoke Memorial Hospitals Series 1995 B (A-1/VMIG1)			
9,400,000	1.90	01/02/2002	9,400,000
Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (VMIG1)			
3,000,000	1.60	01/02/2002	3,000,000
			$ 37,600,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Washington—1.2%			
Grant County Public Utility District Eagle Trust Series 20014702 (A-1+)			
$ 8,810,000	1.71%	01/03/2002	$ 8,810,000
State of Washington Eagle Tax-Exempt Trust Series 2000 Class A COPS (A-1)			
12,000,000	1.71	01/03/2002	12,000,000
Washington Public Power Supply System Nuclear Project No. 1 Series 1993 1A-2 (Bank of America LOC) (A-1+/VMIG1)			
5,200,000	1.55	01/02/2002	5,200,000
Washington State Eagle Tax-Exempt Trust Series 984702 Class A (A-1+)			
6,500,000	1.71	01/03/2002	6,500,000
Washington State GO Series 1995 R-96B (AA+/Aa1)			
5,000,000	5.50	07/01/2002	5,082,056
Washington State GO-Eagle Tax-Exempt Trust Series 96C 4704 (A-1+)			
8,525,000	1.71	01/03/2002	8,525,000
			$ 46,117,056
Wisconsin—2.4%			
Milwaukee Metropolitan Sewage District GO Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 (A-1+)			
$ 10,300,000	1.71%	01/03/2002	$ 10,300,000
Milwaukee RANS Series 2001 (SP-1+/MIG1)			
12,750,000	3.50	08/29/2002	12,836,159
Milwaukee RANS Series 2001 B (SP-1+/MIG1)			
9,000,000	3.25	08/29/2002	9,046,337
Southeast Professional Baseball Park District Sales Tax Revenue PT 425 (A-1+)			
5,500,000	1.69	01/03/2002	5,500,000
Wisconsin State Health & Educational Facilities Authority VRDN RB for Aurora Health Care Series 1999 C (Bank One LOC) (A-1)			
7,300,000	1.65	01/02/2002	7,300,000
Wisconsin TRANS Series 2001 (SP-1+/MIG1)			
37,500,000	3.75	06/17/2002	37,776,991
Wisconsin TRANS Eagle Tax-Exempt Trust Series 20004901 (A-1+)			
7,615,000	1.71	01/03/2002	7,615,000
			$ 90,374,487

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Wyoming—0.9%			
Sweetwater County PCRB for Pacificorp Project Series 1990 A (Commerzbank LOC) (VMIG1)			
$ 8,500,000	1.85%	01/02/2002	$ 8,500,000
Wyoming State Educational Fund TRANS Series 2001 B (SP-1)			
25,000,000	3.50	06/27/2002	25,114,681
			$ 33,614,681
Total Investments			$3,807,442,892

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
AMBAC—Insured by American Municipal Bond Assurance Corp.
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
CP —Commercial Paper
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC—Insured by Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Assoc.
FSA —Insured by Financial Security Assurance Co.
GO —General Obligation
IDA —Industrial Development Authority
IDB —Industrial Development Bond
IDRB —Industrial Development Revenue Bond
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
MF Hsg.—Multi-Family Housing
NRU —National Rural Utilities Cooperation Finance Corp.
PCRB —Pollution Control Revenue Bond
RANS —Revenue Anticipation Notes
RB —Revenue Bond
SPA —Stand-by-Purchase Agreement
TANS —Tax Anticipation Notes
TFA —Transportation Finance Authority
TRANS —Tax Revenue Anticipation Notes
VRDN —Variable Rate Demand Note

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

December 31, 2001

	Prime Obligations Fund	Money Market Fund
Assets:		
Investment in securities, at value based on amortized cost	$27,086,649,440	$17,116,754,560
Repurchase Agreements	3,555,800,000	370,500,000
Cash	21,394	78,943
Receivables:		
Interest	52,350,981	75,450,188
Fund shares sold	79,314,012	—
Reimbursement from adviser	877,801	722,647
Other assets	182,757	116,414
Total assets	30,775,196,385	17,563,622,752
Liabilities:		
Payables:		
Income distribution	24,237,004	13,684,822
Fund shares repurchased	89,500,000	161,090
Management fee	4,559,766	2,861,237
Accrued expenses and other liabilities	5,205,358	3,327,773
Total liabilities	123,502,128	20,034,922
Net Assets:		
Paid-in capital	30,651,694,257	17,543,587,830
Accumulated net realized loss on investment transactions	—	—
Net assets	$30,651,694,257	$17,543,587,830
Net asset value, offering and redemption price per share:	$1.00	$1.00
Shares outstanding:		
FST Shares	25,429,443,062	15,909,394,587
FST Select Shares	189,492,123	301,797,059
FST Preferred Shares	1,003,413,641	194,014,594
FST Administration Shares	2,803,798,545	645,587,880
FST Service Shares	1,225,546,886	492,793,710
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	30,651,694,257	17,543,587,830

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	$1,995,434,239	$1,445,766,241	$4,356,941,198	$16,209,145,555	$3,807,442,892
	4,926,600,000	—	2,491,100,000	—	—
	43,104	76,721	65,332	6,334	177,589
	12,773,423	—	10,658,033	31,321,670	15,481,275
	3,090,370	12,289,263	19,389	—	—
	284,177	100,819	393,156	494,568	118,526
	41,329	11,396	36,317	180,168	21,077
	6,938,266,642	1,458,244,440	6,859,213,425	16,241,148,295	3,823,241,359
	4,284,935	1,313,620	6,566,704	6,684,015	1,669,484
	—	—	—	735,457	—
	992,152	221,233	1,000,985	2,518,556	574,932
	1,255,333	262,801	1,587,378	2,114,899	324,746
	6,532,420	1,797,654	9,155,067	12,052,927	2,569,162
	6,931,734,222	1,456,446,786	6,850,058,358	16,229,095,368	3,820,674,032
	—	—	—	—	(1,835)
	$6,931,734,222	$1,456,446,786	$6,850,058,358	$16,229,095,368	$3,820,672,197
	$1.00	$1.00	$1.00	$1.00	$1.00
	3,985,275,699	1,161,244,455	4,201,585,898	14,153,371,513	3,588,031,375
	70,039,731	12,052,285	51,609,529	1,100	1,063
	205,440,491	50,560,837	850,942,649	126,914,776	17,722,083
	1,515,736,810	117,089,312	1,169,693,955	1,134,423,769	146,620,986
	1,155,241,491	115,499,897	576,226,327	814,384,210	68,298,525
	6,931,734,222	1,456,446,786	6,850,058,358	16,229,095,368	3,820,674,032

Statements of Operations

For the Year Ended December 31, 2001

	Prime Obligations Fund	Money Market Fund
Investment income:		
Interest	$931,872,313	$520,026,372
Expenses:		
Management fees	47,118,224	26,993,090
Service Share fees	5,432,515	2,103,663
Administration Share fees	5,916,863	1,239,269
Registration fees	4,016,218	2,812,175
Custodian fees	1,613,937	1,029,656
Preferred Share fees	793,217	220,363
Select Share fees	37,484	12,362
Professional fees	50,881	50,881
Trustee fees	9,453	9,453
Other	165,067	118,005
Total expenses	65,153,859	34,588,917
Less—expense reductions	(10,682,300)	(6,785,316)
Net expenses	54,471,559	27,803,601
Net investment income	877,400,754	492,222,771
Net realized gain on investment transactions	38,431	194,896
Net increase in net assets resulting from operations	$877,439,185	$492,417,667

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
$202,929,486	$41,831,277	$189,093,141	$547,281,101	$80,915,224
10,697,583	2,409,441	9,847,706	27,598,351	6,262,839
3,816,336	337,325	2,604,608	3,650,938	388,709
3,736,162	473,379	2,479,853	2,339,589	285,756
609,043	207,498	943,372	1,665,221	285,656
600,189	317,544	538,099	1,016,244	437,955
268,557	41,373	647,613	174,105	13,695
633	527	8,586	38,618	—
49,353	48,881	49,380	49,381	49,380
9,453	9,453	9,453	9,454	9,453
107,556	74,832	110,462	128,221	63,065
19,894,865	3,920,253	17,239,132	36,670,122	7,796,508
(1,754,756)	(729,734)	(2,659,555)	(3,003,147)	(1,487,068)
18,140,109	3,190,519	14,579,577	33,666,975	6,309,440
184,789,377	38,640,758	174,513,564	513,614,126	74,605,784
1,069,250	1,693,500	22,042	2,607,671	37,316
$185,858,627	$40,334,258	$174,535,606	$516,221,797	$74,643,100

Statements of Changes in Net Assets

For the Year Ended December 31, 2001

	Prime Obligations Fund	Money Market Fund
From operations:		
Net investment income	$ 877,400,754	$ 492,222,771
Net realized gain on investment transactions	38,431	194,896
Net increase in net assets resulting from operations	877,439,185	492,417,667
Distributions to shareholders:		
From net investment income		
FST Shares	(719,917,662)	(448,320,275)
FST Select Shares	(4,265,850)	(1,561,298)
FST Preferred Shares	(29,543,743)	(9,297,581)
FST Administration Shares	(86,085,245)	(18,439,928)
FST Service Shares	(37,626,685)	(14,798,585)
Total distributions to shareholders	(877,439,185)	(492,417,667)
From share transactions (at $1.00 per share):		
Proceeds from sales of shares	219,570,965,205	133,799,259,484
Reinvestment of dividends and distributions	432,067,688	297,097,358
Cost of shares repurchased	(205,744,159,005)	(123,512,429,940)
Net increase in net assets resulting from share transactions	14,258,873,888	10,583,926,902
Total increase	14,258,873,888	10,583,926,902
Net assets:		
Beginning of year	16,392,820,369	6,959,660,928
End of year	$ 30,651,694,257	$ 17,543,587,830

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	$ 184,789,377	$ 38,640,758	$ 174,513,564	$ 513,614,126	$ 74,605,784
	1,069,250	1,693,500	22,042	2,607,671	37,316
	185,858,627	40,334,258	174,535,606	516,221,797	74,643,100
	(98,396,455)	(30,800,126)	(98,439,147)	(444,936,372)	(70,087,192)
	(38,682)	(33,516)	(902,742)	(4,618,570)	(28)
	(10,900,878)	(1,371,707)	(23,818,162)	(6,541,739)	(336,070)
	(52,926,372)	(6,101,363)	(34,884,872)	(35,095,516)	(2,594,023)
	(23,596,240)	(2,027,546)	(16,490,683)	(25,029,600)	(1,588,471)
	(185,858,627)	(40,334,258)	(174,535,606)	(516,221,797)	(74,605,784)
	47,665,550,394	6,890,031,835	46,365,967,321	65,158,766,623	18,761,134,001
	81,629,805	14,860,297	65,625,820	383,290,946	44,661,122
	(45,636,131,073)	(6,295,980,579)	(42,681,550,446)	(59,678,626,488)	(17,876,776,729)
	2,111,049,126	608,911,553	3,750,042,695	5,863,431,081	929,018,394
	2,111,049,126	608,911,553	3,750,042,695	5,863,431,081	929,055,710
	4,820,685,096	847,535,233	3,100,015,663	10,365,664,287	2,891,616,487
	$ 6,931,734,222	$ 1,456,446,786	$ 6,850,058,358	$ 16,229,095,368	$ 3,820,672,197

Statements of Changes in Net Assets

For the Year Ended December 31, 2000

	Prime Obligations Fund[a]	Money Market Fund[a]
From operations:		
Net investment income	$ 808,768,911	$ 577,603,331
Net realized gain (loss) on investment transactions	27,972	5,515
Net increase in net assets resulting from operations	808,796,883	577,608,846
Distributions to shareholders:		
From net investment income		
FST Shares	(643,277,956)	(515,108,094)
FST Select Shares	(2,461,641)	(327,474)
FST Preferred Shares	(27,072,025)	(13,064,980)
FST Administration Shares	(92,292,548)	(26,876,202)
FST Service Shares	(43,692,713)	(22,232,096)
Total distributions to shareholders	(808,796,883)	(577,608,846)
From share transactions (at $1.00 per share):		
Proceeds from sales of shares	128,093,497,046	74,298,995,541
Reinvestment of dividends and distributions	349,176,937	367,410,588
Cost of shares repurchased	(122,074,685,613)	(77,405,359,510)
Net increase (decrease) in net assets resulting from share transactions	6,367,988,370	(2,738,953,381)
Total increase (decrease)	6,367,988,370	(2,738,953,381)
Net assets:		
Beginning of year	10,024,831,999	9,698,614,309
End of year	$ 16,392,820,369	$ 6,959,660,928

[a] FST Select Shares commenced operations on January 31, 2000.

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Fund[a]	Treasury Instruments Fund[a]	Government Fund[a]	Federal Fund[a]	Tax-Free Money Market Fund[a]
$ 247,291,425	$ 31,516,279	$ 192,235,183	$ 458,907,135	$ 95,229,281
6,292	173,452	10,401	238,948	(23,859)
247,297,717	31,689,731	192,245,584	459,146,083	95,205,422
(116,853,843)	(27,885,616)	(111,273,944)	(377,913,586)	(88,460,899)
(5,356)	(55)	(149,439)	(58)	(38)
(23,660,183)	(33,742)	(27,326,705)	(6,384,452)	(1,235,018)
(76,653,762)	(1,448,524)	(35,886,505)	(42,660,019)	(3,332,807)
(30,124,573)	(2,321,794)	(17,608,991)	(32,187,968)	(2,200,519)
(247,297,717)	(31,689,731)	(192,245,584)	(459,146,083)	(95,229,281)
54,354,375,017	3,517,963,434	25,479,473,292	47,953,357,097	19,454,021,407
97,707,550	7,131,397	73,907,133	297,496,918	55,898,926
(53,977,721,246)	(3,216,342,869)	(25,849,253,116)	(43,546,062,945)	(18,622,397,813)
474,361,321	308,751,962	(295,872,691)	4,704,791,070	887,522,520
474,361,321	308,751,962	(295,872,691)	4,704,791,070	887,498,661
4,346,323,775	538,783,271	3,395,888,354	5,660,873,217	2,004,117,826
$ 4,820,685,096	$ 847,535,233	$ 3,100,015,663	$ 10,365,664,287	$ 2,891,616,487

Notes to Financial Statements

December 31, 2001

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Financial Square Funds, collectively, ''the Funds'', or individually, a ''Fund''. Financial Square consists of seven diversified funds: Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market. The Funds offer five classes of shares—FST Shares, FST Select Shares, FST Preferred Shares, FST Administration Shares and FST Service Shares. The investment objective of the Funds is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—
Each Fund uses the amortized-cost method for valuing portfolio securities, which approximates fair value. Under this method, all investments purchased at a discount or premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—
Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes—
It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company tax-exempt and taxable income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions are declared daily and paid monthly by the Funds.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. There were no significant book-to-tax differences. Each Fund had distributed all of its current year income and realized gains. The tax character of distributions paid during 2001 and 2000 was from ordinary income for the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds and from tax-exempt income for the Tax-Free Money Market Fund.

At December 31, 2001 (tax year-end), the following Fund had a capital loss carryforward for U.S. federal tax purposes of approximately:

Fund	Amount	Years of Expiration
Tax-Free Money Market	$1,835	2008

This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations. During the year ended December 31, 2001, the Tax-Free Money Market Fund utilized capital loss carryforward in the amount of $37,316.

The amortized cost for each Fund stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes.

D. Expenses—
Expenses incurred by the Funds which do not specifically relate to an individual Fund are allocated to the Funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Shareholders of FST Select, FST Preferred, FST Administration and FST Service shares bear all expenses and fees paid to service organizations.

E. Segregation Transactions—
The Funds may enter into forward commitments. These transactions involve a commitment by the Funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond a customary settlement. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians.

3. Agreements
Goldman Sachs Asset Management (''GSAM''), a separate business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), acts as investment adviser (the ''Adviser''), pursuant to an Investment Management Agreement (the ''Agreement''). Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to .205% of each Fund's average daily net assets. For the year ended December 31, 2001, GSAM has voluntarily agreed to waive a portion of its management fee equal annually to .035% of the average daily net assets of Prime Obligations, Money Market, Government and Tax-Free Money Market Funds and .015% of the average daily net assets of the Federal Fund. Effective May 1, 2001, the management fee waivers in the Treasury Obligations and Treasury Instruments Funds were reduced from .035% to .015%.

GSAM has voluntarily agreed to limit ''Other Expenses'' of each Fund (excluding management fees, service organization fees, taxes, interest, brokerage commissions, litigation, indemnification, and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, .01% of the average daily net assets of each Fund.

In addition, the Funds have entered into certain expense offset arrangements with the custodian resulting in a reduction in the Funds' expenses.

Notes to Financial Statements (continued)

December 31, 2001

For the year ended December 31, 2001, the expense reductions were as follows (in thousands):

Fund	Management Fees Waived	Expenses Reimbursed by Adviser	Custody Fee Reductions	Total
Prime Obligations	$8,045	$2,601	$ 36	$10,682
Money Market	4,609	2,171	5	6,785
Treasury Obligations	1,110	643	2	1,755
Treasury Instruments	236	492	2	730
Government	1,681	977	2	2,660
Federal	2,019	978	6	3,003
Tax-Free Money Market	1,069	168	250	1,487

Goldman Sachs serves as Transfer Agent and Distributor of shares of the Funds pursuant to Transfer Agent and Distribution Agreements and receives no separate fee.

4. Select, Preferred, Administration and Service Plans
The Trust, on behalf of each Fund, has adopted Service Plans. These plans allow for FST Select, FST Preferred, FST Administration and FST Service Shares, respectively, to compensate service organizations for providing varying levels of account administration and shareholder liaison services to their customers who are beneficial owners of such shares. The Service Plans for FST Select, FST Preferred, FST Administration and FST Service Shares provide for compensation to the service organizations in an amount up to 0.03%, 0.10%, 0.25% and 0.50% (on an annual basis), respectively, of the average daily net asset value of the respective shares.

5. Line of Credit Facility
The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended December 31, 2001, the Funds did not have any borrowings under this facility.

6. Joint Repurchase Agreement Accounts
The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At December 31, 2001, the Prime Obligations, Money Market, Treasury Obligations and Government Funds had undivided interests in the following joint repurchase agreement account I, which equaled $255,800,000, $160,500,000, $2,665,600,000 and $171,100,000 in principal amount, respectively. At December 31, 2001, the repurchase agreements held in this joint repurchase agreement account I were fully collateralized by U.S. Treasury obligations.

Repurchase Agreements

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Barclays Capital PLC				
$ 950,000,000	1.65%	01/02/2002	$ 950,000,000	$ 950,087,083
Deutsche Banc				
350,000,000	1.68	01/02/2002	350,000,000	350,032,667
Greenwich Capital Markets				
350,000,000	1.65	01/02/2002	350,000,000	350,032,083
JPM Securities, Inc.				
350,000,000	1.68	01/02/2002	350,000,000	350,032,667
Salomon Smith Barney				
996,000,000	1.67	01/02/2002	996,000,000	996,092,407
UBS Warburg LLC				
1,500,000,000	1.70	01/02/2002	1,500,000,000	1,500,141,667
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT I			$4,496,000,000	$4,496,418,574

At December 31, 2001, the Prime Obligations, Money Market, and Government Funds had undivided interests in the repurchase agreements in the following joint repurchase agreement account II which equaled $3,300,000,000, $210,000,000 and $1,540,000,000, respectively, in principal amount. At December 31, 2001, the following repurchase agreements held in this joint repurchase agreement account II were fully collateralized by Federal Agency obligations.

Repurchase Agreements

Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Banc of America Securities LLC				
$ 500,000,000	1.85%	01/02/2002	$ 500,000,000	$ 500,051,389
Barclays Capital, Inc.				
500,000,000	1.80	01/02/2002	500,000,000	500,050,000
Bear Stearns Companies, Inc.				
500,000,000	1.82	01/02/2002	500,000,000	500,050,556
Credit Suisse First Boston Corp.				
250,000,000	1.80	01/02/2002	250,000,000	250,025,000
Greenwich Capital Markets				
700,000,000	1.80	01/02/2002	700,000,000	700,070,000
JPM Securities, Inc.				
750,000,000	1.82	01/02/2002	750,000,000	750,075,833
Lehman Brothers				
1,000,000,000	1.75	01/02/2002	1,000,000,000	1,000,097,222
Salomon Smith Barney Holdings, Inc.				
1,000,000,000	1.80	01/02/2002	1,000,000,000	1,000,100,000
UBS Warburg LLC				
250,000,000	1.30	01/02/2002	250,000,000	250,018,056
UBS Warburg LLC				
500,000,000	1.72	01/02/2002	500,000,000	500,047,778
UBS Warburg LLC				
1,443,300,000	1.80	01/02/2002	1,443,300,000	1,443,444,330
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II			$7,393,300,000	$7,394,030,164

7. Other Matters

Pursuant to Securities and Exchange Commission exemptive orders, certain of the Funds may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

Goldman Sachs Financial Square Funds — Tax Information (unaudited)

During the year ended December 31, 2001, 100% of the distributions from net investment income paid by the Financial Square Tax-Free Money Market Fund were exempt-interest dividends and as such, are not subject to U.S. Federal income tax.

Notes to Financial Statements (continued)

December 31, 2001

8. Summary of Share Transactions (at $1.00 per share)

Share activity for the year ended December 31, 2001 is as follows:

	Prime Obligations Fund	Money Market Fund
FST Shares:		
Shares sold	183,660,478,803	124,237,059,838
Reinvestment of dividends and distributions	353,934,911	269,086,056
Shares repurchased	(171,361,971,066)	(114,551,613,791)
	12,652,442,648	9,954,532,103
FST Select Shares:		
Shares sold	1,632,958,066	1,332,633,974
Reinvestment of dividends and distributions	3,418,329	1,129,951
Shares repurchased	(1,517,703,925)	(1,054,562,042)
	118,672,470	279,201,883
FST Preferred Shares:		
Shares sold	5,899,414,390	1,621,214,812
Reinvestment of dividends and distributions	20,543,759	8,977,629
Shares repurchased	(5,371,427,296)	(1,599,957,026)
	548,530,853	30,235,415
FST Administration Shares:		
Shares sold	19,101,123,251	4,707,467,913
Reinvestment of dividends and distributions	32,054,446	11,550,026
Shares repurchased	(18,414,123,931)	(4,494,927,656)
	719,053,766	224,090,283
FST Service Shares:		
Shares sold	9,276,990,695	1,900,882,947
Reinvestment of dividends and distributions	22,116,243	6,353,696
Shares repurchased	(9,078,932,787)	(1,811,369,425)
	220,174,151	95,867,218
Net increase in shares	14,258,873,888	10,583,926,902

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
26,360,842,569	5,412,478,095	30,181,338,532	51,632,505,915	17,669,435,408
43,383,922	7,787,068	28,446,090	358,775,553	43,241,485
(24,912,401,271)	(4,993,447,174)	(27,867,464,632)	(46,134,698,002)	(16,817,779,999)
1,491,825,220	426,817,989	2,342,319,990	5,856,583,466	894,896,894
70,000,000	62,051,192	139,402,705	3,989,607,185	—
38,674	13,792	772,869	42	27
—	(50,013,753)	(99,813,386)	(3,989,607,185)	—
70,038,674	12,051,231	40,362,188	42	27
5,766,583,022	50,589,634	7,300,048,531	1,120,254,903	177,034,105
2,010,861	1,367,195	21,444,468	4,448,502	159,046
(5,834,541,047)	(3,776,119)	(6,831,660,765)	(1,142,788,948)	(178,039,390)
(65,947,164)	48,180,710	489,832,234	(18,085,543)	(846,239)
9,368,925,796	719,061,144	5,267,976,114	3,784,754,610	387,023,337
18,052,941	4,720,853	11,761,991	10,738,541	376,196
(9,250,970,173)	(649,226,101)	(4,705,081,515)	(3,685,253,418)	(349,115,232)
136,008,564	74,555,896	574,656,590	110,239,733	38,284,301
6,099,199,007	645,851,770	3,477,201,439	4,631,644,010	527,641,151
18,143,407	971,389	3,200,402	9,328,308	884,368
(5,638,218,582)	(599,517,432)	(3,177,530,148)	(4,726,278,935)	(531,842,108)
479,123,832	47,305,727	302,871,693	(85,306,617)	(3,316,589)
2,111,049,126	608,911,553	3,750,042,695	5,863,431,081	929,018,394

Notes to Financial Statements (continued)

December 31, 2001

8. Summary of Share Transactions (at $1.00 per share) (continued)

Share activity for the year ended December 31, 2000 is as follows:

	Prime Obligations Fund	Money Market Fund
FST Shares:		
Shares sold	102,891,021,919	66,636,093,834
Reinvestment of dividends and distributions	272,908,478	327,844,842
Shares repurchased	(98,449,479,423)	(69,756,937,689)
	4,714,450,974	(2,792,999,013)
FST Select Shares (commenced on January 31, 2000):		
Shares sold	793,375,221	40,444,998
Reinvestment of dividends and distributions	2,461,591	318,584
Shares repurchased	(725,017,159)	(18,168,406)
	70,819,653	22,595,176
FST Preferred Shares:		
Shares sold	3,770,935,490	2,434,200,707
Reinvestment of dividends and distributions	12,186,809	12,225,392
Shares repurchased	(3,547,950,556)	(2,523,826,153)
	235,171,743	(77,400,054)
FST Administration Shares:		
Shares sold	13,084,591,947	3,276,071,791
Reinvestment of dividends and distributions	34,513,852	16,330,366
Shares repurchased	(12,086,191,646)	(3,274,506,124)
	1,032,914,153	17,896,033
FST Service Shares:		
Shares sold	7,553,572,469	1,912,184,211
Reinvestment of dividends and distributions	27,106,207	10,691,404
Shares repurchased	(7,266,046,829)	(1,831,921,138)
	314,631,847	90,954,477
Net increase (decrease) in shares	6,367,988,370	(2,738,953,381)

40

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
31,981,727,498	2,861,629,691	17,435,631,891	37,948,158,960	18,438,277,468
44,837,086	5,512,891	29,298,236	270,093,560	53,529,498
(31,853,694,886)	(2,561,448,611)	(17,865,938,892)	(34,127,583,073)	(17,574,013,923)
172,869,698	305,693,971	(401,008,765)	4,090,669,447	917,793,043
4,377,000	1,000	24,668,019	1,000	1,000
58	54	133,072	58	36
(4,376,001)	—	(13,553,750)	—	—
1,057	1,054	11,247,341	1,058	1,036
4,350,400,865	9,022,426	3,165,841,841	2,070,715,437	274,893,832
2,146,623	29,784	23,161,441	5,553,169	317,644
(4,379,084,563)	(6,880,023)	(3,009,048,773)	(2,117,858,493)	(288,002,410)
(26,537,075)	2,172,187	179,954,509	(41,589,887)	(12,790,934)
12,504,308,044	74,270,517	3,574,596,460	3,203,045,905	377,741,557
26,352,607	717,324	15,861,101	10,108,187	1,066,922
(12,308,757,661)	(100,201,925)	(3,514,686,352)	(2,978,499,168)	(398,438,930)
221,902,990	(25,214,084)	75,771,209	234,654,924	(19,630,451)
5,513,561,610	573,039,800	1,278,735,081	4,731,435,795	363,107,550
24,371,176	871,344	5,453,283	11,741,944	984,826
(5,431,808,135)	(547,812,310)	(1,446,025,349)	(4,322,122,211)	(361,942,550)
106,124,651	26,098,834	(161,836,985)	421,055,528	2,149,826
474,361,321	308,751,962	(295,872,691)	4,704,791,070	887,522,520

Goldman Sachs Trust—Financial Square Funds

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

Prime Obligations Fund

| | Net asset value, beginning of period | Net investment income [a] | Distributions to shareholders | Net asset value, end of period | Total return [b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	4.15%	$25,429,443	0.18%	3.87%	0.23%	3.82%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.12	189,492	0.21	3.41	0.26	3.36
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.05	1,003,414	0.28	3.72	0.33	3.67
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.89	2,803,798	0.43	3.64	0.48	3.59
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.63	1,225,547	0.68	3.46	0.73	3.41
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.44	12,777,000	0.18	6.32	0.22	6.28
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.93	70,819	0.21[c]	6.48[c]	0.25[c]	6.44[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.34	454,883	0.28	6.21	0.32	6.17
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.18	2,084,745	0.43	6.09	0.47	6.05
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.91	1,005,373	0.68	5.81	0.72	5.77
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.18	8,062,549	0.18	5.09	0.23	5.04
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.07	219,711	0.28	4.87	0.33	4.82
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.91	1,051,831	0.43	4.88	0.48	4.83
1999-FST Service Shares	1.00	0.05	(0.05)	1.00	4.65	690,741	0.68	4.60	0.73	4.55
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.55	5,831,773	0.18	5.39	0.24	5.33
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.45	132,558	0.28	5.26	0.34	5.20
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.29	331,196	0.43	5.14	0.49	5.08
1998-FST Service Shares	1.00	0.05	(0.05)	1.00	5.03	336,205	0.68	4.89	0.74	4.83
1997-FST Shares	1.00	0.05	(0.05)	1.00	5.60	3,867,739	0.18	5.46	0.23	5.41
1997-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.50	152,767	0.28	5.38	0.33	5.33
1997-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.34	241,607	0.43	5.22	0.48	5.17
1997-FST Service Shares	1.00	0.05	(0.05)	1.00	5.08	176,133	0.68	4.97	0.73	4.92

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

[c] Annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Money Market Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	4.16%	$15,909,394	0.18%	3.74%	0.23%	3.69%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.13	301,797	0.21	3.79	0.26	3.74
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.06	194,015	0.28	4.22	0.33	4.17
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.91	645,588	0.43	3.72	0.48	3.67
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.65	492,794	0.68	3.52	0.73	3.47
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.44	5,954,862	0.18	6.25	0.22	6.21
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.93	22,595	0.21(c)	6.41(c)	0.25(c)	6.37(c)
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.34	163,779	0.28	6.11	0.32	6.07
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.18	421,498	0.43	6.02	0.47	5.98
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.92	396,927	0.68	5.78	0.72	5.74
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.18	8,747,861	0.18	5.08	0.22	5.04
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.07	241,179	0.28	4.99	0.32	4.95
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.92	403,602	0.43	4.81	0.47	4.77
1999-FST Service Shares	1.00	0.05	(0.05)	1.00	4.66	305,972	0.68	4.53	0.72	4.49
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.55	4,995,782	0.18	5.40	0.23	5.35
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.45	93,218	0.28	5.30	0.33	5.25
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.29	399,474	0.43	5.16	0.48	5.11
1998-FST Service Shares	1.00	0.05	(0.05)	1.00	5.03	496,520	0.68	4.86	0.73	4.81
1997-FST Shares	1.00	0.06	(0.06)	1.00	5.63	4,346,519	0.18	5.50	0.23	5.45
1997-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.53	20,258	0.28	5.44	0.33	5.39
1997-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.37	221,256	0.43	5.26	0.48	5.21
1997-FST Service Shares	1.00	0.05	(0.05)	1.00	5.11	316,304	0.68	4.99	0.73	4.94

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Treasury Obligations Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	3.87%	$3,985,276	0.20%	3.66%	0.23%	3.63%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	3.83	70,040	0.23	1.83	0.26	1.80
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.76	205,440	0.30	4.06	0.33	4.03
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.61	1,515,737	0.45	3.54	0.48	3.51
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.35	1,155,241	0.70	3.09	0.73	3.06
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.18	2,493,450	0.18	6.04	0.23	5.99
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.75	1	0.21[c]	6.33[c]	0.26[c]	6.28[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.08	271,388	0.28	5.95	0.33	5.90
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	5.92	1,379,728	0.43	5.83	0.48	5.78
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.66	676,118	0.68	5.55	0.73	5.50
1999-FST Shares	1.00	0.05	(0.05)	1.00	4.88	2,320,581	0.18	4.75	0.23	4.70
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.78	297,925	0.28	4.67	0.33	4.62
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.62	1,157,825	0.43	4.53	0.48	4.48
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.36	569,993	0.68	4.28	0.73	4.23
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.40	3,521,389	0.18	5.22	0.23	5.17
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.29	285,240	0.28	5.20	0.33	5.15
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.14	1,080,454	0.43	4.94	0.48	4.89
1998-FST Service Shares	1.00	0.05	(0.05)	1.00	4.87	501,619	0.68	4.69	0.73	4.64
1997-FST Shares	1.00	0.05	(0.05)	1.00	5.50	2,217,943	0.18	5.36	0.23	5.31
1997-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.40	245,355	0.28	5.32	0.33	5.27
1997-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.24	738,865	0.43	5.12	0.48	5.07
1997-FST Service Shares	1.00	0.05	(0.05)	1.00	4.98	312,991	0.68	4.87	0.73	4.82

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
[c] Annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Treasury Instruments Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	3.79%	$1,161,245	0.20%	3.52%	0.26%	3.46%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	3.75	12,052	0.23	1.91	0.29	1.85
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.68	50,561	0.30	3.32	0.36	3.26
2001-FST Administration Shares	1.00	0.03	(0.03)	1.00	3.53	117,089	0.45	3.22	0.51	3.16
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.27	115,500	0.70	3.01	0.76	2.95
2000-FST Shares	1.00	0.06	(0.06)	1.00	5.90	734,427	0.18	5.80	0.28	5.70
2000-FST Select Shares (commenced January 31)	1.00	0.05	(0.05)	1.00	5.44[d]	1	0.21[c]	5.85[c]	0.31[c]	5.75[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	5.79	2,380	0.28	5.67	0.38	5.57
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	5.64	42,533	0.43	5.40	0.53	5.30
2000-FST Service Shares	1.00	0.05	(0.05)	1.00	5.38	68,194	0.68	5.18	0.78	5.08
1999-FST Shares	1.00	0.05	(0.05)	1.00	4.60	428,732	0.18	4.51	0.24	4.45
1999-FST Preferred Shares	1.00	0.04	(0.04)	1.00	4.49	208	0.28	4.53	0.34	4.47
1999-FST Administration Shares	1.00	0.04	(0.04)	1.00	4.34	67,748	0.43	4.29	0.49	4.23
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.08	42,095	0.68	4.07	0.74	4.01
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.05	822,207	0.18	4.74	0.29	4.63
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.94	2	0.28	4.68	0.39	4.57
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.79	23,676	0.43	4.62	0.54	4.51
1998-FST Service Shares	1.00	0.04	(0.04)	1.00	4.53	17,128	0.68	4.37	0.79	4.26
For the Period Ended December 31,										
1997-FST Shares (commenced March 3)	1.00	0.04	(0.04)	1.00	5.25[c]	496,419	0.18[c]	5.09[c]	0.29[c]	4.98[c]
1997-FST Preferred Shares (commenced May 30)	1.00	0.03	(0.03)	1.00	5.13[c]	2	0.28[c]	5.00[c]	0.39[c]	4.89[c]
1997-FST Administration Shares (commenced April 1)	1.00	0.04	(0.04)	1.00	4.99[c]	4,159	0.43[c]	4.84[c]	0.54[c]	4.73[c]
1997-FST Service Shares (commenced March 5)	1.00	0.04	(0.04)	1.00	4.71[c]	20,177	0.68[c]	4.62[c]	0.79[c]	4.51[c]

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.
[c] Annualized.
[d] Not annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Government Fund

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	4.09%	$4,201,586	0.18%	3.76%	0.24%	3.70%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.05	51,609	0.21	3.15	0.27	3.09
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.98	850,943	0.28	3.68	0.34	3.62
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.83	1,169,694	0.43	3.52	0.49	3.46
2001-FST Service Shares	1.00	0.04	(0.04)	1.00	3.57	576,226	0.68	3.17	0.74	3.11
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.31	1,859,266	0.18	6.14	0.23	6.09
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.84	11,247	0.21[c]	6.30[c]	0.26[c]	6.25[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.21	361,111	0.28	6.19	0.33	6.14
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.05	595,037	0.43	5.93	0.48	5.88
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.79	273,355	0.68	5.60	0.73	5.55
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.03	2,260,275	0.18	4.91	0.22	4.87
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.93	181,155	0.28	4.81	0.32	4.77
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.77	519,266	0.43	4.67	0.47	4.63
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.51	435,192	0.68	4.35	0.72	4.31
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.46	1,563,875	0.18	5.32	0.23	5.27
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.36	245,628	0.28	5.15	0.33	5.10
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.20	407,363	0.43	5.06	0.48	5.01
1998-FST Service Shares	1.00	0.05	(0.05)	1.00	4.94	699,481	0.68	4.83	0.73	4.78
1997-FST Shares	1.00	0.05	(0.05)	1.00	5.54	1,478,539	0.18	5.41	0.24	5.35
1997-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.43	7,147	0.28	5.34	0.34	5.28
1997-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.28	299,804	0.43	5.15	0.49	5.09
1997-FST Service Shares	1.00	0.05	(0.05)	1.00	5.02	580,200	0.68	4.91	0.74	4.85

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

[c] Annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Federal Fund

	Net asset value, beginning of period	Net investment income [a]	Distributions to shareholders	Net asset value, end of period	Total return [b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.04	$(0.04)	$1.00	4.05%	$14,153,371	0.20%	3.87%	0.22%	3.85%
2001-FST Select Shares	1.00	0.04	(0.04)	1.00	4.02	1	0.23	3.59	0.25	3.57
2001-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.95	126,915	0.30	3.76	0.32	3.74
2001-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.79	1,134,424	0.45	3.75	0.47	3.73
2001-FST Service Shares	1.00	0.03	(0.03)	1.00	3.53	814,384	0.70	3.43	0.72	3.41
2000-FST Shares	1.00	0.06	(0.06)	1.00	6.26	8,296,788	0.20	6.16	0.23	6.13
2000-FST Select Shares (commenced January 31)	1.00	0.06	(0.06)	1.00	5.77[d]	1	0.23[c]	6.16[c]	0.24[c]	6.13[c]
2000-FST Preferred Shares	1.00	0.06	(0.06)	1.00	6.16	145,000	0.30	5.93	0.32	5.90
2000-FST Administration Shares	1.00	0.06	(0.06)	1.00	6.00	1,024,184	0.45	5.89	0.48	5.86
2000-FST Service Shares	1.00	0.06	(0.06)	1.00	5.74	899,691	0.70	5.61	0.73	5.58
1999-FST Shares	1.00	0.05	(0.05)	1.00	5.05	4,206,119	0.18	4.96	0.23	4.91
1999-FST Preferred Shares	1.00	0.05	(0.05)	1.00	4.94	186,590	0.28	5.05	0.33	5.00
1999-FST Administration Shares	1.00	0.05	(0.05)	1.00	4.79	789,529	0.43	4.71	0.48	4.66
1999-FST Service Shares	1.00	0.04	(0.04)	1.00	4.53	478,635	0.68	4.46	0.73	4.41
1998-FST Shares	1.00	0.05	(0.05)	1.00	5.41	2,346,254	0.18	5.24	0.24	5.18
1998-FST Preferred Shares	1.00	0.05	(0.05)	1.00	5.31	26,724	0.28	5.20	0.34	5.14
1998-FST Administration Shares	1.00	0.05	(0.05)	1.00	5.15	690,084	0.43	5.02	0.49	4.96
1998-FST Service Shares	1.00	0.05	(0.05)	1.00	4.89	321,124	0.68	4.78	0.74	4.72
For the Period Ended December 31,										
1997-FST Shares (commenced February 28)	1.00	0.05	(0.05)	1.00	5.51[c]	1,125,681	0.18[c]	5.39[c]	0.27[c]	5.30[c]
1997-FST Preferred Shares (commenced May 30)	1.00	0.03	(0.03)	1.00	5.43[c]	194,375	0.28[c]	5.26[c]	0.37[c]	5.17[c]
1997-FST Administration Shares (commenced April 1)	1.00	0.04	(0.04)	1.00	5.27[c]	625,334	0.43[c]	5.15[c]	0.52[c]	5.06[c]
1997-FST Service Shares (commenced March 25)	1.00	0.04	(0.04)	1.00	5.00[c]	228,447	0.68[c]	4.78[c]	0.77[c]	4.69[c]

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.
[c] Annualized.
[d] Not annualized.

The accompanying notes are an integral part of these financial statements

Goldman Sachs Trust—Financial Square Funds

Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Tax-Free Money Market Fund

| | Net asset value, beginning of period | Net investment income(a) | Distributions to shareholders | Net asset value, end of period | Total return(b) | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2001-FST Shares	$1.00	$0.03	$(0.03)	$1.00	2.60%	$3,588,030	0.18%	2.46%	0.23%	2.41%
2001-FST Select Shares	1.00	0.03	(0.03)	1.00	2.57	1	0.21	2.73	0.26	2.68
2001-FST Preferred Shares	1.00	0.02	(0.02)	1.00	2.50	17,722	0.28	2.45	0.33	2.40
2001-FST Administration Shares	1.00	0.02	(0.02)	1.00	2.34	146,621	0.43	2.27	0.48	2.22
2001-FST Service Shares	1.00	0.02	(0.02)	1.00	2.09	68,298	0.68	2.04	0.73	1.99
2000-FST Shares	1.00	0.04	(0.04)	1.00	3.95	2,693,098	0.18	3.93	0.23	3.88
2000-FST Select Shares (commenced January 31)	1.00	0.04	(0.04)	1.00	3.66	1	0.21(c)	3.97(c)	0.26(c)	3.92(c)
2000-FST Preferred Shares	1.00	0.04	(0.04)	1.00	3.85	18,568	0.28	3.81	0.33	3.76
2000-FST Administration Shares	1.00	0.04	(0.04)	1.00	3.69	108,335	0.43	3.66	0.48	3.61
2000-FST Service Shares	1.00	0.03	(0.03)	1.00	3.43	71,614	0.68	3.46	0.73	3.41
1999-FST Shares	1.00	0.03	(0.03)	1.00	3.13	1,775,327	0.18	3.12	0.22	3.08
1999-FST Preferred Shares	1.00	0.03	(0.03)	1.00	3.03	31,359	0.28	2.99	0.32	2.95
1999-FST Administration Shares	1.00	0.03	(0.03)	1.00	2.88	127,967	0.43	2.81	0.47	2.77
1999-FST Service Shares	1.00	0.03	(0.03)	1.00	2.62	69,465	0.68	2.61	0.72	2.57
1998-FST Shares	1.00	0.03	(0.03)	1.00	3.34	1,456,002	0.18	3.28	0.23	3.23
1998-FST Preferred Shares	1.00	0.03	(0.03)	1.00	3.24	20,882	0.28	3.17	0.33	3.12
1998-FST Administration Shares	1.00	0.03	(0.03)	1.00	3.08	146,800	0.43	3.04	0.48	2.99
1998-FST Service Shares	1.00	0.03	(0.03)	1.00	2.83	50,990	0.68	2.77	0.73	2.72
1997-FST Shares	1.00	0.04	(0.04)	1.00	3.54	939,407	0.18	3.50	0.24	3.44
1997-FST Preferred Shares	1.00	0.03	(0.03)	1.00	3.43	35,152	0.28	3.39	0.34	3.33
1997-FST Administration Shares	1.00	0.03	(0.03)	1.00	3.28	103,049	0.43	3.27	0.49	3.21
1997-FST Service Shares	1.00	0.03	(0.03)	1.00	3.02	42,578	0.68	3.01	0.74	2.95

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements

Report of Independent Accountants

To the Board of Trustees of Goldman Sachs Trust and the
Shareholders of Financial Square Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prime Obligations Fund, Money Market Fund, Treasury Obligations Fund, Treasury Instruments Fund, Government Fund, Federal Fund and Tax-Free Money Market Fund (collectively, the ''Financial Square Funds''), funds of Goldman Sachs Trust at December 31, 2001, the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for each of the two periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Financial Square Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the Financial Square Funds for the periods ended on or before December 31, 1999 were audited by other independent accountants whose report dated February 14, 2000 expressed an unqualified opinion thereon.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 59	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors—III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Mary P. McPherson Age: 66	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Wilma J. Smelcer Age: 52	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Richard P. Strubel Age: 62	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

50

Goldman Sachs Trust—Financial Square Funds

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
***David B. Ford** Age: 55	Trustee	Since 1994	Advisory Director, Goldman Sachs (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer and Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, Goldman Sachs Asset Management (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
***Alan A. Shuch** Age: 52	Trustee	Since 1990	Advisory Director—Goldman Sachs Asset Management (since May 1999); Limited Partner, Goldman Sachs (prior to May 1999); General Partner, Goldman Sachs (prior to December 1994); President and Chief Operating Officer, Goldman Sachs Asset Management (prior to December 1994); and Consultant, Goldman Sachs Asset Management (since December 1994). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
***Kaysie P. Uniacke** Age: 40	Trustee &	Since 2001	Managing Director, Goldman Sachs Asset Management (since 1997); and Vice President and Senior Fund Manager, Goldman Sachs Asset Management (1988 to 1997).		
	Assistant Secretary	Since 1997	Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None

* *These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

[1] *Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.*

[2] *The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.*

[3] *Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date a Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) after the Trustee attains the age of 72 years; or (d) the Trust terminates.*

[4] *The Goldman Sachs Mutual Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios, including the Funds described in this Report, and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.*

[5] *This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.*

Additional Information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-621-2550.

51

Goldman Sachs Trust—Financial Square Funds

Officers of the Trust*

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	President	Since 2001	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst, Sanford Bernstein (February 1992-December 1998). President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 41	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	Vice President	Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	Secretary	Since 2001	Assistant General Counsel, GSAM and General Counsel to the U.S. Funds Group (since December 1997); and Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of Officers of the Trust. Additional information about all the Officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-621-2550.

This Annual Report is authorized for distribution to prospective investors only when preceded or accompanied by a Goldman Sachs Trust Financial Square Funds' Prospectus, which contains facts concerning each Fund's objectives and policies, management, expenses and other information.

GOLDMAN, SACHS & CO.

Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT

Investment Adviser

Goldman Sachs Funds
32 Old Slip
New York, NY 10005



FSQ/AR 12/01